Filed pursuant to Rule 424(b)(5)

Registration No. 333-37988

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 28, 2003.

Prospectus Supplement to Prospectus dated June 7, 2000.

12,400,000 Shares

Class A Common Stock

American Tower Corporation is offering 12,400,000 shares of Class A Common Stock to be sold in the offering.

The Class A common stock is listed on the New York Stock Exchange under the symbol “AMT.” Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock to ten votes per share generally. The last reported sales price of the Class A common stock on July 25, 2003 was $9.65 per share.

See “ Risk Factors” beginning on page S-10 to read about certain factors you should consider before buying shares of the Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to American Tower	$	$

To the extent that the underwriters sell more than 12,400,000 shares of the Class A common stock, the underwriters have the option to purchase up to an additional                  shares from American Tower at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on August      , 2003.

Goldman, Sachs & Co.

Bear, Stearns & Co. Inc.	Credit Suisse First Boston	Raymond James

RBC Capital Markets

Prospectus Supplement dated                 , 2003.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of shares of Class A common stock. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined, and when we refer to the “accompanying prospectus,” we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may be accurate only on the date of this document.

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

In this prospectus supplement, we “incorporate by reference” certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be a part of this prospectus supplement. The following documents filed by us with the SEC are incorporated herein by reference:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2002, excluding Items 6, 7, 7A, 8 and 15 which are incorporated from our Current Report on Form 8-K dated July 28, 2003;

2.	Our Definitive Proxy Statement on Schedule 14A filed on April 14, 2003;

3.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003; and

4.	Our Current Reports on Form 8-K dated January 28, 2003, February 25, 2003, April 30, 2003, July 24, 2003 and July 28, 2003.

Current Reports on Form 8-K containing only Regulation FD or Regulation G disclosure furnished under Item 9 or Item 12 of Form 8-K, or such portion of a Form 8-K furnished under Item 9 or Item 12, are not incorporated herein by reference.

All documents and reports filed by us with the SEC (other than Current Reports on Form 8-K containing only Regulation FD or Regulation G disclosure furnished pursuant to Item 9 or Item 12 of Form 8-K, or such portion of a Form 8-K furnished under Item 9 or Item 12, unless otherwise indicated therein) pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement and prior to the termination of this offering shall

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be deemed incorporated herein by reference and shall be deemed to be a part hereof from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may request a copy of these filings at no cost by writing or telephoning American Tower Corporation at: 116 Huntington Avenue, Boston, Massachusetts 02116, (617) 375-7500, Attention: Vice President of Investor Relations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements about future events and expectations, or forward-looking statements, all of which are inherently uncertain. We have based these forward-looking statements on our current expectations and projections about future results. When we use words in this document such as “anticipate,” “intend,” “plan,” “believe,” “estimate,” “expect,” or similar expressions, we do so to identify forward-looking statements. Examples of forward-looking statements include statements we make regarding future prospects of growth in the wireless communications and broadcast infrastructure markets, the level of future expenditures by companies in those markets and other trends in those markets, our ability to maintain or increase our market share, our future operating results, our future capital expenditure levels and our plans to fund our future liquidity needs.

You should keep in mind that any forward-looking statement made by us in this prospectus or elsewhere speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. In any event, these and other important factors may cause actual results to differ materially from those indicated by our forward-looking statements. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus supplement after the date of this prospectus supplement, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that the future events or circumstances described in any forward-looking statement made in this prospectus or elsewhere might not occur.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us. This summary is not complete and may not contain all of the information that you should consider before investing in our Class A common stock. The following information is qualified in its entirety by reference to the more detailed information and financial statements (including notes thereto) appearing elsewhere or incorporated by reference herein. You should read carefully this entire prospectus supplement, including “Risk Factors,” the accompanying prospectus and the documents we have filed with the SEC and incorporated by reference into this prospectus supplement and the accompanying prospectus. Unless the context otherwise requires, references to “we, “us,” and “American Tower” are to American Tower Corporation and its consolidated subsidiaries.

American Tower

We are a leading wireless and broadcast communications infrastructure company with a portfolio of approximately 15,000 towers, including pending transactions. Our primary business is leasing antenna space on multi-tenant communications towers to wireless service providers and radio and television broadcast companies. We operate the largest portfolio of wireless communications towers in North America and are the largest independent operator of broadcast towers in North America, based on number of towers. Our tower portfolio provides us with a recurring base of leasing revenues from our existing customers and growth potential due to the capacity to add more tenants and equipment to these towers. Our broad network of towers enables us to address the needs of wireless service providers on a national basis. We also offer select tower related services, such as antennae and line installation and site acquisition and zoning services, which are strategic to our core leasing business.

We intend to capitalize on the increasing use of wireless communication services by actively marketing space available for leasing on our existing towers and selectively developing or acquiring new towers that meet our return on investment criteria.

Our core leasing business, which we refer to as our rental and management segment, accounted for approximately 94% and 86% of our segment operating profit for the years ended December 31, 2002 and December 31, 2001, respectively. In 2003, we expect that our rental and management segment will contribute at least 95% of our segment operating profit. By segment operating profit, we mean segment revenue less direct segment expense. Rental and management segment operating profit includes interest income, TV Azteca, net.

An element of our strategy is to continue to focus our operations on our rental and management segment by divesting non-core assets, using the proceeds from these sales to purchase high quality tower assets, and reducing outstanding indebtedness. Between January 1, 2002 and March 31, 2003, we completed approximately $204.6 million of non-core asset sales comprised of certain assets in our network development services and satellite and fiber network access services segments, more than 760 non-core towers, and two office buildings in our rental and management segment.

We believe that this strategy of focusing our operations on our rental and management segment will make our consolidated operating cash flows more stable and provide us with continuing growth because of the following characteristics of our core leasing business:

•	Long-term tenant leases with contractual escalators. In general, a lease with a wireless carrier has an initial term of five to ten years with multiple follow-on terms of similar duration. Lease payments typically increase 3% to 5% per year throughout the initial and renewal terms.

•	Tower operating expenses are largely fixed. Incremental operating costs associated with adding wireless tenants to a tower are minimal.

•	Low maintenance capital expenditures. On average, a wireless tower requires minimal annual capital investments to maintain.

•	High lease renewal rates. Wireless carriers tend to renew leases because repositioning a site in a carrier’s network is expensive and often affects several other sites in the wireless network.

Strategy

Our strategy is to capitalize on the increasing use of wireless communication services and the infrastructure requirements necessary to deploy current and future generations of wireless communication technologies. Between December 1995 and December 2002, the number of wireless phone subscribers in the United States increased from 33.8 million to 140.8 million. In addition, the minutes of use of wireless phone services among wireless carriers in the United States increased from 37.8 billion for the full year 1995 to nearly 619.0 billion for the full year 2002. From December 1995 through December 2002, the number of cell sites also increased from 22,700 to 139,300.* We expect that the continued growth of wireless subscribers and minutes of use of wireless personal communications and phone services will require wireless carriers to add a significant number of additional cell sites to maintain the performance of their networks in the areas they currently cover and to extend service to areas where coverage does not yet exist. In addition, we believe that as data wireless services, such as email and internet access, are deployed on a widespread basis, the deployment of these technologies will require wireless carriers to further increase the cell density of their existing networks, may require an overlay of new technology equipment, and may increase the demand for geographic expansion of their network coverage. To meet this demand, we believe wireless carriers will continue to outsource their tower infrastructure needs as a means of improving existing service coverage, implementing new technology, accelerating access to their markets and preserving capital, rather than constructing and operating their own towers and maintaining their own tower service and development capabilities.

We believe that our existing portfolio of towers, our tower related services and network development capabilities, and our management team, position us to benefit from these communication trends and to play an increasing role in addressing the needs of wireless service providers and broadcasters. The key elements of our strategy include:

•	Maximize Use of Our Tower Capacity. We believe that our highest returns will be achieved by leasing additional space on our existing towers. Annual rental and management revenue and segment operating profit growth during 2002 was 26% and 41%, respectively. We anticipate that our revenues and segment operating profit will continue to grow because many of our towers are attractively located for wireless service providers and have capacity available for additional antenna space rental that we can offer to customers at low incremental costs to us. Because the costs of operating a tower are largely fixed, increasing utilization significantly improves operating margins. We will continue to target our sales and marketing activities to increase utilization of, and investment return on, our existing towers.

*	Cellular Telecommunications & Internet Association (“CTIA”), December 2002. Subscriber and use information includes only cellular, personal communications services, and enhanced specialized mobile radio wireless services. The term cell site above refers to the number of antennae and related equipment in commercial operation, not the number of sites on which that equipment is or could be attached.

•	Actively Manage Our Tower Portfolio. We are actively managing our portfolio of towers by selling non-core towers and reinvesting a portion of the proceeds in high quality tower assets. We may pursue exchanges and sales of towers or tower clusters with tower operators and other entities. Our goal is to enhance operating efficiencies either by acquiring towers in regions where we have insufficient coverage or by disposing or exchanging towers in areas where we do not have operating economies of scale. If we are successful in disposing of certain tower assets, we may reinvest a portion of the proceeds received in more profitable tower assets.

•	Employ Selective Criteria for New Tower Construction and Acquisitions. While our first priority is leasing capacity on our existing towers, we continue to construct and acquire new towers when our strict return on investment criteria can be met. These criteria include securing leases from the economic equivalent of two broadband customers in advance of construction, ensuring reasonable estimated construction costs and obtaining the land on which to build the tower, whether by purchase or ground lease, on reasonable terms.

•	Continue Our Focus on Customer Service. Since speed to market and reliable network performance are critical components to the success of wireless service providers, our ability to assist our customers in meeting their goals will ultimately define our success. To that end, we intend to continue to focus on customer service by, for example, reducing cycle time for key functions, such as lease processing and antennae and line installations.

•	Build On Our Strong Relationships with Major Wireless Carriers. Our understanding of the network needs of our wireless carrier customers and our ability to effectively convey how we can satisfy those needs are key to our efforts to add new antennae leases, cross-sell our services and identify desirable new tower development projects. We are building on our strong relationships with our customers to gain more familiarity with their evolving network plans so we can identify opportunities where our nationwide portfolio of towers, extensive service offerings and experienced construction personnel can be used to satisfy their needs. We believe that we are well positioned to be a preferred partner to major wireless carriers in leasing tower space and new communications infrastructure development projects because of the location of our assets, our proven operating and construction experience and the national scope of our tower portfolio and services.

•	Participation in Industry Consolidation. We believe there is compelling rationale for consolidation among tower companies. More extensive networks will be better positioned to provide more comprehensive service to customers and to support the infrastructure requirements of future generations of wireless communication technologies. Combining with one or more other tower companies also should result in improvements in cost structure efficiencies, with a corresponding positive impact on operating results. These benefits should, in turn, enhance access to capital and accelerate the de-levering process. Accordingly, we continue to be interested in participating in the consolidation of our industry on terms that are consistent with these perceived benefits and that create long-term value for our stockholders.

Recent Developments

On July 24, 2003, we announced our financial results for the second quarter ended June 30, 2003. We have included as Appendix I to this prospectus supplement the unaudited condensed consolidated financial statements included in that earnings release. Below is a summary of our financial results for the second quarter 2003.

For the three months ended June 30, 2003, rental and management segment revenues increased to $151.9 million from $132.0 million for the same period in 2002. Total revenues increased to $178.2 million for the three months ended June 30, 2003, from $165.8 million for the same period in 2002. Loss from continuing operations increased to $81.0 million, or $0.40 per share, for the three months ended June 30, 2003, from $67.7 million, or $0.35 per share, for the same period in 2002. Net loss increased to $107.7 million, or $0.53 per share, for the three months ended June 30, 2003, from $101.2 million, or $0.52 per share, for the same period in 2002. Loss from continuing operations and net loss for the three months ended June 30, 2003 include a non-cash charge of $35.8 million, or $0.18 per share, related to several exchanges of shares of our Class A common stock for our 2.25% convertible notes.

During the second quarter 2003, we committed to sell our steel fabrication and tall tower construction service subsidiary, Kline Iron & Steel Co., Inc. (“Kline”). As a result of our intention to sell Kline within the next twelve months, we have designated Kline as a discontinued operation in the second quarter 2003 in accordance with generally accepted accounting principles. Accordingly, network development services revenue and network development services segment operating profit were reduced by $10.7 million and $0.2 million, respectively, for the second quarter 2003 and by $24.5 million and $2.0 million, respectively, for the same period in the prior year.

Rental and management segment operating profit increased 29% to $101.2 million for the three months ended June 30, 2003, from $78.4 million for the same period in 2002. Rental and management segment operating profit margins improved to 66.6% for the three months ended June 30, 2003, from 59.4% in the same period in 2002.

During the second quarter 2003, we closed on $21.3 million of divestitures, consisting of $5.2 million of cash proceeds and the elimination of $16.1 million of long-term debt. Divestitures during the second quarter 2003 included sales of certain non-core tower assets and an office building, recorded as a discontinued operation in the first quarter, within our rental and management segment.

During the second quarter 2003 and excluding previously announced transactions, we exchanged approximately $22.0 million of principal value (approximately $17.4 million accreted value) of our 2.25% convertible notes for approximately 1.2 million shares of our Class A common stock and $6.4 million in cash. We recorded a non-cash charge of $6.8 million associated with these additional transactions for a total of $35.8 million in non-cash charges including previously announced transactions in the second quarter 2003. During the six months ended June 30, 2003, we exchanged approximately $93.5 million of principal value (approximately $73.9 million accreted value) of the 2.25% convertible notes for approximately 8.4 million shares of our Class A common stock and $24.8 million in cash.

Our principal executive offices are located at 116 Huntington Avenue, Boston, Massachusetts 02116, and our telephone number is (617) 375-7500. Our website address is www.americantower.com. We have not incorporated by reference into this prospectus supplement or accompanying prospectus the information included on or linked from our website, and you should not consider it to be a part of this prospectus supplement or accompanying prospectus.

THE OFFERING

Issuer	American Tower Corporation, a Delaware corporation.

Common stock offered	12,400,000 shares of Class A common stock.

Common stock outstanding after

the offering (1)	206,998,829 shares of Class A common stock
7,699,070 shares of Class B common stock
2,267,813 shares of Class C common stock
216,965,712 shares of common stock

Voting rights

We have three classes of common stock: Class A common stock, Class B common stock and Class C common stock. The Class A common stock and the Class B common stock generally vote as a single class. The Class A common stock has one vote per share and the Class B common stock has ten votes per share. The Class A common stock, voting separately as a class, is entitled to elect two independent directors. Delaware law and our charter also require class votes on some matters. The Class C common stock is generally nonvoting. We use the term “common stock” to mean those three classes of stock. Steven B. Dodge, together with his affiliates, will own, as of June 30, 2003, approximately 27.2% of the total voting power after the sale by us of the 12.4 million shares of Class A common stock offered by this prospectus supplement.

Other rights

Each class of common stock has the same rights to dividends and upon liquidation. The Class B common stock and the Class C common stock are convertible into Class A common stock on a share-for-share basis. The Class B common stock cannot be sold or transferred, except to certain categories of persons specified in our charter. The Class B common stock automatically converts into Class A common stock upon the occurrence of certain events.

Use of proceeds

We estimate our net proceeds from the sale of the 12.4 million shares of Class A common stock offered by this prospectus supplement will be approximately $114.4 million after deducting the estimated underwriters’ discounts and commissions and other estimated expenses related to this offering ($         million if the underwriters exercise in full their option to purchase additional shares). The net proceeds of this offering will be placed in a restricted account from which we may apply the proceeds to repurchase a portion of certain outstanding debt securities of American Tower Corporation or contribute such proceeds as equity to the borrower subsidiaries under the credit facilities for general corporate purposes, which may include the repayment of indebtedness under the credit facilities. If, after twelve months following the closing of this offering, any balance exists in the restricted account, it must be contributed as equity to the borrower subsidiaries under the credit facilities. See “Use of Proceeds.”

Concurrent convertible notes offering

Concurrently with this offering, we are offering $175.0 million aggregate principal amount of convertible notes due 2010 ($210.0 million if the initial purchasers of the notes exercise in full their option to purchase additional notes) in a transaction exempt from registration under the Securities Act of 1933, as amended. The closing of each offering is not conditioned upon the closing of the other offering.

New York Stock Exchange symbol	AMT.

(1)	The number of shares of common stock outstanding was determined as of June 30, 2003, after giving effect to the sale of the 12.4 million shares of Class A common stock offered by this prospectus supplement. This number does not include shares that we may issue in the future. Examples of these future issuances include:

•	approximately 20.7 million shares of Class A common stock issuable upon exercise of options outstanding on June 30, 2003;

•	14.1 million shares of Class A common stock issuable upon exercise of warrants, of which warrants with respect to 11.4 million shares were issued in connection with the 12.25% senior subordinated discount notes offering in January 2003;

•	13.9 million shares of Class A common stock issuable upon conversion of convertible notes issued in October 1999, which are convertible into shares of our Class A common stock at conversion prices of $24.00 and $24.40 per share;

•	8.7 million shares of Class A common stock issuable upon conversion of convertible notes issued in February 2000, which are convertible into shares of our Class A common stock at a conversion price of $51.50 per share;

•	million shares of Class A common stock issuable if the underwriters exercise in full their option to purchase additional shares in this offering; and

•	million shares ( million shares if the initial purchasers exercise in full their option to purchase additional notes) of Class A common stock issuable upon conversion of the convertible notes being offered in our concurrent convertible note offering.

SUMMARY FINANCIAL DATA

The following summary financial data is presented on a historical and pro forma basis. The historical summary financial data is derived from our March 31, 2003 unaudited condensed consolidated financial statements as filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2003, and our audited consolidated financial statements as filed in our Current Report on Form 8-K dated July 28, 2003 (the “Historical Financial Statements”). We refer to this Form 8-K as our July Form 8-K. In management’s opinion, the unaudited information described above includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. Results for the three months ended March 31, 2003 are not indicative of results for any future period.

The pro forma summary financial data is derived from our unaudited pro forma financial statements, which are included herein under the caption “Unaudited Pro Forma Condensed Consolidated Financial Statements” (the “Pro Forma Financial Statements”). In June 2003, we committed to a plan to sell our wholly owned subsidiary, Kline, which is a steel fabricator previously included in our network development services segment. We plan to sell Kline within the next twelve months. The Pro Forma Financial Statements adjust the Historical Financial Statements to reflect Kline as a discontinued operation and our 12.25% senior subordinated discount notes offering in January 2003. The adjustments assume that the pro forma transactions were consummated on January 1, 2002, in the case of the unaudited pro forma condensed consolidated statements of operations. The adjustments assume that the pro forma transaction that has not been consummated as of March 31, 2003, i.e., the designation of Kline as a discontinued operation, was consummated on that date in the case of the unaudited pro forma condensed consolidated balance sheet.

You should read the summary financial data in conjunction with our Historical Financial Statements, Pro Forma Financial Statements, the related notes to each and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our July Form 8-K and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the three months ended March 31, 2003, which are incorporated by reference into this prospectus supplement and accompanying prospectus.

Year-to-year comparisons are significantly affected by our acquisitions, dispositions and construction of towers.

SUMMARY FINANCIAL DATA

	Year Ended December 31,		Year Ended December 31, 2002		Three Months Ended March 31, 2003
	2000	2001	Historical	Pro Forma	Historical	Pro Forma
	(In thousands, except per share data)
Statement of Operations Data:
Revenues:
Rental and management	$269,282	$431,051	$544,906	$544,906	$146,462	$146,462
Network development services	239,616	349,848	239,497	146,505	30,699	18,463

Total operating revenues	508,898	780,899	784,403	691,411	177,161	164,925

Operating expenses:
Rental and management	135,891	209,923	226,786	226,786	54,696	54,696
Network development services	210,313	312,926	217,690	133,481	29,632	18,120
Depreciation and amortization (1)	240,954	345,555	316,272	314,479	80,840	80,380
Corporate general and administrative expense	14,958	26,478	24,349	24,349	6,035	6,035
Restructuring expense		5,236	10,638	10,638
Development expense	14,433	7,895	5,896	5,880	613	613
Impairments and net loss on sale of long-lived assets (2)		74,260	90,734	90,734	3,696	3,696

Total operating expenses	616,549	982,273	892,365	806,347	175,512	163,540

Operating (loss) income from continuing operations	(107,651)	(201,374)	(107,962)	(114,936)	1,649	1,385
Interest income, TV Azteca, net	12,679	14,377	13,938	13,938	3,502	3,502
Interest income	15,953	28,580	3,510	3,510	926	926
Interest expense	(151,702)	(267,199)	(254,446)	(309,315)	(71,742)	(75,554)
Loss from investments and other expense	(2,434)	(38,797)	(25,579)	(25,559)	(25,214)	(25,197)
Loss from write-off of deferred financing fees and extinguishment of debt (3)	(7,230)		(8,869)	(8,869)	(5,841)	(5,841)
Note conversion expense (4)	(16,968)	(26,336)			(2,650)	(2,650)
Minority interest in net earnings of subsidiaries	(202)	(318)	(2,118)	(2,118)	(570)	(570)

Loss from continuing operations before income taxes	(257,555)	(491,067)	(381,526)	(443,349)	(99,940)	(103,999)
Income tax benefit	68,929	100,334	65,377	87,015	19,508	20,929

Loss from continuing operations before cumulative effect of change in accounting principle (5)	$(188,626)	$(390,733)	$(316,149)	$(356,334)	$(80,432)	$(83,070)

Basic and diluted loss per common share from continuing operations before cumulative effect of change in accounting principle (5)	$(1.12)	$(2.04)	$(1.62)	$(1.82)	$(0.41)	$(0.42)

Weighted average common shares outstanding (5)	168,715	191,586	195,454	195,454	195,703	195,703

	December 31,			March 31, 2003
	2000	2001	2002	Historical	Pro Forma
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents (including restricted cash and investments) (6)	$128,074	$130,029	$127,292	$318,599	$318,599
Property and equipment, net	2,296,670	3,287,573	2,710,955	2,695,440	2,681,843
Total assets	5,660,679	6,829,723	5,662,203	5,722,897	5,708,595
Long-term debt, including current portion	2,468,223	3,561,960	3,448,537	3,585,912	3,585,912
Total stockholders’ equity	2,877,030	2,869,196	1,740,323	1,710,141	1,695,839

(1)	As of January 1, 2002, we adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” (SFAS No. 142). Accordingly, we ceased amortizing goodwill on January 1, 2002. The statements of operations for all periods presented, except for the three months ended March 31, 2003 and year ended December 31, 2002, include goodwill amortization. The adoption of SFAS No. 142 reduced amortization expense in continuing operations by approximately $70.0 million for the year ended December 31, 2002.
(2)	Impairments and net loss on sale of long-lived assets for the year ended December 31, 2002 was $90.7 million and was comprised primarily of impairment charges and net loss on sale of certain non-core towers aggregating $46.8 million and an impairment charge of $40.2 million related to the write-off of construction-in-progress costs associated with approximately 800 sites that we no longer plan to build. Impairments and net loss on sales of long-lived assets for the year ended December 31, 2001 was $74.3 million and was primarily comprised of impairment charges on non-core towers of $11.7 million and an impairment charge of $62.6 million related to the write-off of construction in progress costs on sites that we no longer intended to build.
(3)	On January 1, 2003, the Company adopted the provisions of SFAS No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” Accordingly, for the years ended December 31, 2002 and 2000, the Company reclassified losses from the extinguishment of debt originally recorded as extraordinary items of $1.7 million and $7.2 million, respectively, to loss from write-off of deferred financing fees and extinguishment of debt in the consolidated statements of operations. In addition, in 2002, we recorded a loss from the write-off of deferred financing fees of $7.2 million associated with our term loan C credit facility.
(4)	Note conversion expense represents the fair value of incremental stock issued to holders of our 2.25% convertible notes and 6.25% convertible notes to convert their holdings prior to the first scheduled redemption date.
(5)	We computed basic and diluted loss per common share from continuing operations before cumulative effect of change in accounting principle using the weighted average number of shares outstanding during each period presented. We have excluded shares issuable upon exercise of options and other common stock equivalents from the computations, as their effect is anti-dilutive.
(6)	Includes as of December 31, 2001 and 2000 approximately $94.1 million and $46.0 million, respectively, of restricted funds required under the credit facilities to be held in escrow through August 2002 to fund scheduled interest payments on our outstanding senior and convertible notes. Includes as of March 31, 2003 approximately $217.2 million of restricted funds required to be held in escrow to pay, repurchase, redeem or retire our convertible notes and/or 9 3/8% senior notes through June 30, 2004 and thereafter, such funds must be applied to prepay a portion of our credit facilities.

RISK FACTORS

You should consider the following risk factors, in addition to the other information presented in this prospectus supplement, the accompanying prospectus (particularly “Risk Factors” therein) and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, in evaluating us, our business and an investment in our Class A common stock. Any of the following risks as well as other risks and uncertainties could seriously harm our business and financial results and cause the value of our Class A common stock to decline, which in turn could cause you to lose all or part of your investment.

Decrease in demand for tower space would materially and adversely affect our operating results and we cannot control that demand.

Many of the factors affecting the demand for wireless communications tower space, and to a lesser extent our network development services business, could materially affect our operating results. Those factors include:

•	consumer demand for wireless services;

•	the financial condition of wireless service providers;

•	the ability and willingness of wireless service providers to maintain or increase their capital expenditures;

•	the growth rate of wireless communications or of a particular wireless segment;

•	governmental licensing of broadcast rights;

•	mergers or consolidations among wireless service providers;

•	increased use of network sharing arrangements or roaming and resale arrangements by wireless service providers;

•	delays or changes in the deployment of 3G or other technologies;

•	zoning, environmental, health and other government regulations; and

•	technological changes.

The demand for broadcast antenna space is dependent, to a significantly lesser extent, on the needs of television and radio broadcasters. Among other things, technological advances, including the development of satellite-delivered radio, may reduce the need for tower-based broadcast transmission. We could also be affected adversely should the development of digital television be further delayed or impaired, or if demand for it were less than anticipated because of delays, disappointing technical performance or cost to the consumer.

Continuation of the current U.S. economic slowdown could materially and adversely affect our business.

The existing slowdown in the U.S. economy has negatively affected the factors described under the prior heading, influencing demand for tower space and tower related services. For example, the slowdown, coupled with the deterioration of the capital markets, has caused certain wireless service providers to delay and, in certain cases, abandon expansion and upgrading of wireless networks, implementation of new systems, or introduction of new technologies. As a result, demand has also decreased for many of our network development services. The economic slowdown has also harmed, and may continue to harm, the financial condition of some wireless service providers. Many wireless service providers operate with substantial leverage and some wireless service providers, including customers of ours, have filed for bankruptcy.

Substantial leverage and debt service obligations may adversely affect us.

We have a substantial amount of indebtedness. After giving effect to our concurrent convertible notes offering and the expected repayment of $84.4 million of indebtedness under the credit facilities and assuming we repurchase $84.4 million of our 2.25% convertible notes, as of March 31, 2003, we would have approximately $3.6 billion of indebtedness.

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal of, interest on, or other amounts due in respect of our indebtedness. We may also obtain additional long-term debt and working capital lines of credit to meet future financing needs. This would have the effect of increasing our total leverage. A significant portion of our outstanding indebtedness bears interest at floating rates. As a result, our interest payment obligations on such indebtedness will increase if interest rates increase.

Our substantial leverage could have significant negative consequences, including:

•	impairing our ability to meet one or more of the financial ratios contained in our debt agreements or to generate cash sufficient to pay interest or principal, including periodic principal amortization payments, which events could result in an acceleration of some or all of our outstanding debt as a result of cross-default provisions;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional debt or equity financing;

•	requiring the dedication of a substantial portion of our cash flow from operations to service our debt, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures;

•	requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete; and

•	placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

Restrictive covenants in our credit facilities, senior notes and senior subordinated discount notes could adversely affect our business by limiting flexibility.

The indentures for our 9 3/8% senior notes, the 12.25% senior subordinated discount notes, and our credit facilities contain restrictive covenants and, in the case of the credit facilities, requirements that we comply with certain leverage and other financial tests. These limit our ability to take various actions, including the incurrence of additional debt, guaranteeing indebtedness, issuing preferred stock, engaging in various types of transactions, including mergers and sales of assets, and paying dividends and making distributions or other restricted payments, including investments. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, new tower development, merger and acquisition or other opportunities.

Our participation or inability to participate in tower industry consolidation could involve certain risks.

We believe there is compelling rationale for consolidation among tower companies, and have in the past and may in the future explore merger or acquisition transactions with one or more companies in our industry. Any merger or acquisition transaction would involve several risks to our business, including demands on managerial personnel that could divert their attention from other aspects of our core leasing business, increased operating risks due to the integration of major national networks into our operational system, and potential antitrust constraints, either in local markets or on a regional basis, that could require selective divestitures at unfavorable prices. Any completed transaction may have an adverse effect on our operating results, particularly in the fiscal quarters immediately following its completion while we integrate the operations of the other business. In addition, once integrated, combined operations may not necessarily achieve the levels of revenues, profitability or productivity anticipated. There also may be limitations on our ability to consummate a merger or acquisition transaction. For example, any transaction would have to comply with the terms of the credit facilities and note indentures, or a consent of lenders under those instruments might be required which might not be obtainable on acceptable terms. In addition, regulatory constraints might impede or prevent business combinations. Our inability to consummate a merger or acquisition for these or other reasons could result in our failure to participate in the expected benefits of industry consolidation and may have an adverse effect on our ability to compete effectively.

If our wireless service provider customers consolidate or merge with each other to a significant degree, our growth, our revenue and our ability to generate positive cash flows could be adversely affected.

Significant consolidation among our wireless service provider customers may result in reduced capital expenditures in the aggregate because the existing networks of many wireless carriers overlap, as do their expansion plans. Similar consequences might occur if wireless service providers engage in extensive sharing or roaming or resale arrangements as an alternative to leasing our antennae space. In January 2003, the spectrum cap, which previously prohibited wireless carriers from owning more than 45 MHz of spectrum in any given geographical area, was allowed to expire. The Federal Communications Commission (“FCC”) also eliminated the cross-interest rule for metropolitan areas, which limited an entity’s ability to own interest in both of the cellular licenses of an overlapping geographical service area. Also, in May 2003, the FCC adopted new rules authorizing wireless radio services holding exclusive licenses to freely lease unused spectrum. Some wireless carriers may be encouraged to consolidate with each other as a result of these regulatory changes as a means to strengthen their financial condition. Consolidation among wireless carriers would also increase our risk that the loss of one or more of our major customers could materially decrease revenues and cash flows.

Due to the long-term expectations of revenue from tenant leases, the tower industry is sensitive to the creditworthiness of its tenants.

Due to the long-term nature of our tenant leases, we, like others in the tower industry, are dependent on the continued financial strength of our tenants. During the past two years, several of our customers have filed for bankruptcy, although to date these bankruptcies have not had a material adverse effect on our business or revenues. Many wireless service providers operate with substantial leverage. If one or more of our major customers experience financial difficulties, it could result in uncollectible accounts receivable and our loss of significant customers and anticipated lease revenues.

Our foreign operations are subject to expropriation risk, governmental regulation, funds inaccessibility, foreign exchange exposure and management problems.

Our expansion in Mexico and Brazil, and any other possible foreign operations in the future, could result in adverse financial consequences and operational problems not experienced in the United States. We have loaned $119.8 million (undiscounted) to a Mexican company, own or have the economic rights to over 1,700 towers in Mexico, including approximately 200 broadcast towers (after giving effect to pending transactions) and, subject to certain rejection rights, are contractually committed to construct up to approximately 650 additional towers in that country over the next three years. After giving effect to pending transactions, we also own or have acquired the rights to approximately 350 communications towers in Brazil and are, subject to certain rejection rights, contractually committed to construct up to 350 additional towers in that country over the next three years. The actual number of sites constructed will vary depending on the build out plans of the applicable carrier. In December 2002, we agreed to acquire approximately 540 communications sites from NII Holdings, predominantly in Mexico, for an aggregate purchase price of $100.0 million in cash, $56.5 million of which had been acquired as of March 31, 2003. We may, if economic and capital market conditions improve, also engage in comparable transactions in other countries in the future. Among the risks of foreign operations are governmental expropriation and regulation, the credit quality of our customers, inability to repatriate earnings or other funds, currency fluctuations, difficulty in recruiting trained personnel, and language and cultural differences, all of which could adversely affect our operations.

New technologies could make our tower antenna leasing services less desirable to potential tenants and result in decreasing revenues.

The development and implementation of new technologies designated to enhance the efficiency of wireless networks could reduce the use and need for tower-based wireless services transmission and reception and have the effect of decreasing demand for antenna space. Examples of such technologies include signal combining technologies, which permit one antenna to service two different transmission frequencies and, thereby, two customers, and technologies that enhance spectral capacity, such as beam forming or “smart antennas,” which can increase the capacity at existing sites and reduce the number of additional sites a given carrier needs to serve any given subscriber base. In addition, the emergence of new technologies could reduce the need for tower-based broadcast services transmission and reception. For example, the growth in delivery of video services by direct broadcast satellites could adversely affect demand for our antenna space. The development and implementation of any of these and similar technologies to any significant degree could have an adverse effect on our operations.

We could have liability under environmental laws.

Our operations, like those of other companies engaged in similar businesses, are subject to the requirements of various federal, state and local and foreign environmental and occupational safety and health laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to, hazardous and non-hazardous substances, materials, and wastes. As owner, lessee or operator of approximately 15,000 real estate sites, we may be liable for substantial costs of remediating soil and groundwater contaminated by hazardous materials, without regard to whether we, as the owner, lessee or operator, knew of or were responsible for the contamination. In addition, we cannot assure you that we are at all times in complete compliance with all environmental requirements. We may be subject to potentially significant fines or penalties if we fail to comply with any of these requirements. The current cost of complying with those laws is not material to our financial condition or results of operations. However, the requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to government regulations and changes in current or future laws or regulations could restrict our ability to operate our business as we currently do.

We are subject to federal, state, local and foreign regulation of our business, including regulation by the Federal Aviation Administration (“FAA”), the FCC, the Environmental Protection Agency, the Department of Transportation and the Occupational Safety and Health Administration. Both the FCC and the FAA regulate towers used for wireless communications and radio and television antennae and the FCC separately regulates transmitting devices operating on towers. Similar regulations exist in Mexico, Brazil and other foreign countries regarding wireless communications and the operation of communications towers. Local zoning authorities and community organizations are often opposed to construction in their communities and these regulations can delay, prevent or increase the cost of new tower construction, collocations or site upgrade projects, thereby limiting our ability to respond to customer demand. Existing regulatory policies may adversely affect the timing or cost of new tower construction and locations and additional regulations may be adopted that increase delays or result in additional costs to us or that prevent or restrict new tower construction in certain locations. These factors could adversely affect our operations.

Increasing competition in the tower industry may create pricing pressures that may adversely affect us.

Our industry is highly competitive, and our customers have numerous alternatives for leasing antenna space. Some of our competitors are larger and have greater financial resources than we do, while other competitors are in weak financial condition or may have lower return on investment criteria than we do. Competitive pricing pressures for tenants on towers from these competitors could adversely affect our lease rates and service income. In addition, if we lose customers due to pricing, we may not be able to find new customers, leading to an accompanying adverse effect on our profitability. Increasing competition could also make the acquisition of high quality tower assets more costly.

Our competition includes:

•	national independent tower companies;

•	wireless carriers that own towers and lease antenna space to other carriers;

•	site development companies that purchase antenna space on existing towers for wireless carriers and manage new tower construction; and

•	alternative site structures (e.g., building rooftops, billboards and utility poles).

Our costs could increase and our revenues could decrease due to perceived health risks from radio emissions, especially if these perceived risks are substantiated.

Public perception of possible health risks associated with cellular and other wireless communications media could slow the growth of wireless companies, which could in turn slow our growth. In particular, negative public perception of, and regulations regarding, these perceived health risks could slow the market acceptance of wireless communications services and increase opposition to the development and expansion of tower sites. The potential connection between radio frequency emissions and certain negative health effects has been the subject of substantial study by the scientific community in recent years. To date, the results of these studies have been inconclusive.

If a connection between radio frequency emissions and possible negative health effects, including cancer, were established, or if the public perception that such a connection exists were to increase, our operations, costs and revenues would be materially and adversely affected. We do not maintain any significant insurance with respect to these matters.

If we are unable to sell our Verestar subsidiary, we may incur additional costs if we have to wind down and liquidate this business.

In December 2002, we committed to a plan to sell Verestar, which previously comprised our satellite and fiber network access services segment, within the next twelve months. With the exception of guarantees of approximately $10.0 million of Verestar’s contractual obligations, we have nominal contractual obligations to fund Verestar’s business through the divestiture process. If we are unable to sell Verestar, however, we may be forced to discontinue its operations and liquidate its assets or pursue a formal reorganization under the federal bankruptcy laws. If this were to occur, we could incur additional costs in connection with the winding down and liquidation or reorganization of Verestar’s businesses, and our management could be distracted from the operations of our core leasing business during this process.

The market for the Class A common stock may be volatile.

The market price of the Class A common stock could be subject to wide fluctuations. These fluctuations could be caused by:

•	quarterly variations in our results of operations,

•	changes in earnings estimates by analysts,

•	conditions in our markets, or

•	general market or economic conditions.

In addition, in recent years the stock market has experienced price and volume fluctuations. These fluctuations have had a substantial effect on the market prices of many companies, often unrelated to the operating performance of the specific companies. These market fluctuations could adversely affect the price of our Class A common stock.

There will be dilution of the value of our Class A common stock when outstanding warrants become exercisable.

In January 2003, we issued warrants to purchase approximately 11.4 million shares of our Class A common stock in connection with the 12.25% senior subordinated discount notes offering. The shares underlying the warrants represented approximately 5.5% of our outstanding common stock at issuance (assuming all the warrants are exercised). These warrants will become exercisable on or after January 29, 2006 at an exercise price of $0.01 per share. The issuance of these shares will have a dilutive effect on the value of our Class A common stock when these warrants are exercised.

USE OF PROCEEDS

We estimate our net proceeds from the sale of our Class A common stock in this offering will be approximately $114.4 million, after deducting the estimated underwriters’ discounts and commissions and other estimated expenses related to this offering ($         million if the underwriters exercise in full their option to purchase additional shares). We plan to use the net proceeds from this offering to fund repurchases of our 2.25% convertible notes due 2009, 5.0% convertible notes due 2010, 6.25% convertible notes due 2009, and/or 9 3/8% senior notes due 2009, or we may contribute as equity such proceeds to our borrower subsidiaries under the credit facilities for general corporate purposes, which may include the repayment of indebtedness under the credit facilities. We have not determined which of these notes we will seek to repurchase or the timing or amounts of any repurchases. We are required to deposit the net proceeds from this offering into an account restricted for this purpose. If, after twelve months following the closing of this offering, any balance exists in the restricted account, it must be contributed as equity to the borrower subsidiaries under the credit facilities.

Concurrent with this offering, we are offering to sell $175.0 million principal amount of convertible notes in an institutional private placement. We estimate our net proceeds from that offering will be $168.8 million, after deducting the estimated initial purchasers’ discounts and commissions and other estimated expenses related to the note offering ($202.7 million if the initial purchasers exercise in full their option to purchase additional notes in full). We intend to use all of the net proceeds of that offering to refinance a portion of our outstanding indebtedness. At the closing of that offering, we will repay up to $84.4 million ($100.0 million if the initial purchasers exercise in full their option to purchase additional notes) of outstanding indebtedness under the credit facilities on a pro rata basis, which will result in a permanent reduction in revolving loan commitments to the extent the revolving loans are repaid. The remainder will be deposited into a restricted account to fund repurchases of our 2.25% convertible notes due 2009, 5.0% convertible notes due 2010, 6.25% convertible notes due 2009 and/or 9 3/8% senior notes due 2009 for a period of up to 60 days from the closing. We have not determined which of these notes we will seek to repurchase or the timing or amounts of any repurchases. If, following such period, any balance exists in the restricted account, it must be applied to repay debt under the credit facilities.

Pending the above use of the net proceeds, we intend to invest the funds in investment-grade, short-term interest bearing securities.

Neither the completion of this offering nor the convertible note offering are conditioned upon the other.

DILUTION

As of March 31, 2003, our pro forma net tangible book value, after giving effect to the pro forma transactions was a deficit of $(17.9) million or $(0.09) per share of common stock. Pro forma net tangible book value per share represents the amount of our pro forma assets, less our pro forma intangible assets, net, reduced by the amount of our pro forma liabilities and divided by the actual number of shares of common stock outstanding as of March 31, 2003. Dilution in as adjusted pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our Class A common stock in this offering and the pro forma net tangible book value per share immediately following this offering. Assuming an offering price of $9.65 per share, which was the closing sale price of our Class A common stock on July 25, 2003, after giving effect to the application of the estimated net proceeds from the sale of the 12.4 million shares of Class A common stock offered pursuant to this prospectus supplement, our as adjusted pro forma net tangible book value as of that date would have been $96.4 million or $0.46 per share. This represents an immediate increase in the pro forma net tangible book value of $0.55 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $9.19 per share to new investors purchasing shares.

The following table illustrates the dilution per share as described above:

Offering price per share		$9.65
Pro forma net tangible book value per share before this offering	$(0.09)
Increase attributable to our sale of Class A common stock	$0.55

As adjusted net tangible book value per share after our sale of Class A common stock.		$0.46

Dilution to new investors		$9.19

MARKET FOR OUR CLASS A COMMON STOCK

The following table presents reported quarterly high and low per share sale prices of our Class A common stock on the New York Stock Exchange (the “NYSE”) for the years 2001, 2002 and 2003.

2001	High	Low
Quarter ended March 31	$41.50	$17.70
Quarter ended June 30	28.75	14.20
Quarter ended September 30	20.62	9.50
Quarter ended December 31	16.30	5.25

2002	High	Low
Quarter ended March 31	10.40	3.50
Quarter ended June 30	5.65	2.70
Quarter ended September 30	3.55	1.10
Quarter ended December 31	4.29	0.60

2003	High	Low
Quarter ended March 31	5.94	3.55
Quarter ended June 30	9.90	5.41
Quarter ended September 30 (through July 25)	10.32	8.73

On July 25, 2003, the closing price of our Class A common stock was $9.65 per share as reported on the NYSE.

The outstanding shares of common stock and number of registered holders as of June 30, 2003 were as follows:

	Class
	A	B	C
Outstanding shares	194,598,829	7,699,070	2,267,813
Registered holders	848	58	1

DIVIDEND POLICY

We have never paid a dividend on any class of common stock. We anticipate that we will retain future earnings, if any, to fund the development and growth of our business. We do not anticipate paying cash dividends on shares of common stock in the foreseeable future. Our borrower subsidiaries are prohibited under the terms of the credit facilities from paying cash dividends or making other distributions on, or making redemptions, purchases or other acquisitions of, their capital stock or other equity interests, including preferred stock, except that, beginning on April 15, 2004, if no default exists or would be created thereby under the credit facilities, our borrower subsidiaries may pay cash dividends or make other distributions to the extent that restricted payments, as defined in the credit facilities, do not exceed 50% of excess cash flow, as defined in the credit facilities, for the preceding calendar year. The indenture governing the 12.25% senior subordinated discount notes issued in January 2003 by American Towers, Inc. (“ATI”), our principal operating subsidiary, imposes similar limitations on the ability of ATI and certain of our subsidiaries that have guaranteed these discount notes to pay dividends and make other distributions. The indenture governing our 9 3/8% senior notes due 2009 also imposes significant limitations on the payment of dividends by us to our stockholders.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2003:

•	on a historical basis;

•	on an as adjusted basis to reflect the pro forma transaction as described under “Unaudited Pro Forma Condensed Consolidated Financial Statements”;

•	on an as further adjusted basis to give effect to the receipt of the estimated net proceeds of $114.4 million from this offering and the deposit of such proceeds into the restricted account described under “Use of Proceeds.”

•	on an as further adjusted basis to give effect to the foregoing and the receipt of the estimated net proceeds from our concurrent convertible notes offering, and assuming the net proceeds of that offering are applied to repay $84.4 million under our credit facilities at the closing of that offering, and assuming solely for the purposes of this table the remaining net proceeds are applied to repurchase our 2.25% convertible notes.

You should read this table in conjunction with the information under the heading “Use of Proceeds” and our Historical Financial Statements and the related notes that are incorporated by reference into this prospectus supplement and the unaudited pro forma condensed consolidated financial statements that are included herein. The following assumes that the underwriters will not exercise their option to purchase additional shares, nor will the initial purchasers of the concurrent convertible note offering exercise their option to purchase additional convertible notes.

	March 31, 2003
	Historical	As Adjusted for Pro Forma Transactions	As Further Adjusted for This Offering	As Further Adjusted for the Concurrent Notes Offering
	(In thousands)
Cash and cash equivalents	$101,411	$101,411	$101,411	$101,411
Restricted cash and investments	217,188	217,188	331,562	331,562

Total cash and cash equivalents and restricted cash and investments	$318,599	$318,599	$432,973	$432,973

Long-term debt, including current portion:
Credit facilities (1)	$1,271,912	$1,271,912	$1,271,912	$1,187,537
9 3/8% senior notes	1,000,000	1,000,000	1,000,000	1,000,000
Convertible notes, net of discount (2)	872,242	872,242	872,242	787,867
12.25% senior subordinated discount notes, net of discount	377,437	377,437	377,437	377,437
Notes offered concurrently				175,000
Other long-term debt	64,321	64,321	64,321	64,321

Total long-term debt	3,585,912	3,585,912	3,585,912	3,592,162

Stockholders’ equity:
Common stock (3)	1,965	1,965	2,089	2,089
Additional paid-in capital	3,700,292	3,700,292	3,814,542	3,814,542
Accumulated deficit	(1,978,653)	(1,992,955)	(1,992,955)	(1,994,694)
Accumulated other comprehensive loss	(2,377)	(2,377)	(2,377)	(2,377)
Note receivable	(6,720)	(6,720)	(6,720)	(6,720)
Treasury stock	(4,366)	(4,366)	(4,366)	(4,366)

Total stockholders’ equity	1,710,141	1,695,839	1,810,213	1,808,474

Total capitalization	$5,296,053	$5,281,751	$5,396,125	$5,400,636

(1)	After giving effect to the concurrent convertible notes offering and the assumed use of proceeds as described above, the amounts outstanding under the credit facilities as of March 31, 2003 are as follows (assuming pro rata application of the proceeds among the facilities):
•	Term Loan A $660.5 million,
•	Term Loan B $393.1 million, and
•	Revolving Credit Facility $133.9 million.

(2)	After giving effect to the concurrent convertible notes offering and the assumed use of proceeds as discussed above, as of March 31, 2003, we had outstanding the following principal amounts of convertible notes:
•	$212.7 million principal amount of 6.25% convertible notes due 2009, which are convertible into shares of our Class A common stock at a conversion price of $24.40 per share,
•	$125.1 million principal amount of 2.25% convertible notes due 2009, which are convertible into shares of our Class A common stock at a conversion price of $24.00 per share, and
•	$450.0 million principal amount of 5.0% convertible notes due 2010, which are convertible into shares of our Class A common stock at a conversion price of $51.50 per share.

See “Summary—Recent Developments” for information about our repurchases of 2.25% convertible notes during the second quarter of 2003.

(3)	Consists of common stock, par value $.01 per share: 560,000,000 shares authorized; and 196,288,682 historical shares outstanding and 208,688,682 after giving effect to this offering.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

We have included on the following pages our unaudited pro forma condensed consolidated balance sheet as of March 31, 2003 and our unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2003 and for the year ended December 31, 2002. To the extent required, we have adjusted these pro forma statements for the pro forma transactions. The pro forma transactions consist of:

•	the designation of our wholly owned subsidiary, Kline, formerly included as part of our network development services segment, as a discontinued operation and

•	our 12.25% senior subordinated discount notes offering in January 2003.

The adjustments assume that the pro forma transactions were consummated on January 1, 2002, in the case of the unaudited pro forma condensed consolidated statements of operations. The adjustments assume that the pro forma transaction that had not been consummated as of March 31, 2003, i.e., the designation of Kline as a discontinued operation, was consummated on that date in the case of the unaudited pro forma condensed consolidated balance sheet. You should read the pro forma financial statements in conjunction with the historical financial statements for the three months ended March 31, 2003 and for the year ended December 31, 2002 incorporated herein by reference.

The pro forma financial statements may not reflect our financial condition or our results of operations had the pro forma transactions actually occurred on the dates specified. Finally, they may not reflect our future financial condition or results of operations.

AMERICAN TOWER CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

MARCH 31, 2003

(In thousands)

	Historical	Adjustments for Pro Forma Transactions (a)	Pro Forma for Pro Forma Transactions
ASSETS

Cash and equivalents	$101,411		$101,411
Restricted cash and investments	217,188		217,188
Accounts receivable, net	78,778	$(14,842)	63,936
Other current assets	77,835	(4,828)	73,007
Assets held for sale	185,158	29,671	214,829
Property and equipment, net	2,695,440	(13,597)	2,681,843
Intangible assets, net	1,724,509	(10,706)	1,713,803
Deposits and other long-term assets	533,164		533,164
Notes receivable	109,414		109,414

Total	$5,722,897	$(14,302)	$5,708,595

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities, excluding current portion of long-term debt and liabilities held for sale	$194,261	$(14,672)	$179,589
Liabilities held for sale	183,087	14,672	197,759
Long-term debt, including current portion	3,585,912		3,585,912
Other long-term liabilities	33,478		33,478
Minority interest	16,018		16,018
Stockholders’ equity	1,710,141	(14,302)	1,695,839

Total	$5,722,897	$(14,302)	$5,708,595

See Note to Unaudited Pro Forma Condensed Consolidated Financial Statements.

NOTE TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(a) We have prepared our unaudited pro forma condensed consolidated balance sheet as of March 31, 2003 to give effect, as of such date, to the designation of Kline as a discontinued operation, the only pro forma transaction that had not been completed at that date. We committed to a plan in the second quarter of 2003 to sell our wholly owned subsidiary Kline within the next twelve months. Accordingly, the “Adjustments for Pro Forma Transactions” column included in the accompanying Unaudited Pro Forma Condensed Consolidated Balance Sheet reflects the reclassification of Kline’s assets and liabilities to “assets held for sale” and “liabilities held for sale.” It also gives effect to a $14.3 million impairment of Kline’s net assets to reduce its carrying value to our estimated proceeds from disposal.

AMERICAN TOWER CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Three Months Ended March 31, 2003

(In thousands, except per share data)

	Historical	Adjustments for Pro Forma Transactions (a)	Pro Forma for Pro Forma Transactions
Rental and management revenue	$146,462		$146,462
Network development services revenue	30,699	$(12,236)	18,463

Total operating revenues	177,161	(12,236)	164,925

Operating expenses:
Rental and management	54,696		54,696
Network development services	29,632	(11,512)	18,120
Depreciation and amortization	80,840	(460)	80,380
Corporate general and administrative expense	6,035		6,035
Development expense	613		613
Impairments and net loss on sale of long-lived assets	3,696		3,696

Total operating expenses	175,512	(11,972)	163,540

Operating income from continuing operations	1,649	(264)	1,385

Other income (expense):
Interest income, TV Azteca, net	3,502		3,502
Interest income	926		926
Interest expense	(71,742)	(3,812)	(75,554)
Loss on investments and other expense	(25,214)	17	(25,197)
Loss from write-off of deferred financing fees and extinguishment of debt	(5,841)		(5,841)
Note conversion expense	(2,650)		(2,650)
Minority interest in net earnings of subsidiaries	(570)		(570)

Total other expense	(101,589)	(3,795)	(105,384)

Loss from continuing operations before income taxes	(99,940)	(4,059)	(103,999)
Benefit for income taxes (b)	19,508	1,421	20,929

Loss from continuing operations	$(80,432)	$(2,638)	$(83,070)

Basic and diluted loss per common share from continuing operations	$(0.41)	N/A	$(0.42)

Basic and diluted common shares outstanding	195,703	N/A	195,703

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2003 gives effect to the pro forma transactions as if each of them had occurred on January 1, 2002.

(a)	The table below sets forth the detail for the pro forma transactions for the three months ended March 31, 2003 (in thousands).

	Kline (1)	12.25% Notes Offering	Total Adjustments for Pro Forma Transactions
Network development services revenue	$(12,236)		$(12,236)

Operating expenses:
Network development services	(11,512)		(11,512)
Depreciation and amortization	(460)		(460)

Total operating expenses	(11,972)		(11,972)

Operating income from continuing operations	(264)		(264)

Other expense:
Interest expense (2)		$(3,812)	(3,812)
Loss on investments and other expense	17		17

Total other expense	17	(3,812)	(3,795)

Loss from continuing operations before income taxes	$(247)	$(3,812)	$(4,059)

(1)	Represents the results of operations for Kline as reported in our historical March 31, 2003 statement of operations.

(2)	To record interest expense (net of reduction for repayment of $200.0 million under the credit facilities) including amortization of note discount and the discount related to the warrants and debt issuance costs associated with the 12.25% senior subordinated discount notes. Interest expense for the 12.25% senior subordinated discount notes has been recorded using an effective rate of 14.7%.

(b)	To record the tax effect of the pro forma adjustments and impact on our estimated effective tax rate.

AMERICAN TOWER CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2002

(In thousands, except per share data)

	Historical	Adjustments for Pro Forma Transactions (a)	Pro Forma for Pro Forma Transactions
Rental and management revenue	$544,906		$544,906
Network development services revenue	239,497	$(92,992)	146,505

Total operating revenues	784,403	(92,992)	691,411

Operating expenses:
Rental and management	226,786		226,786
Network development services	217,690	(84,209)	133,481
Depreciation and amortization	316,272	(1,793)	314,479
Corporate general and administrative expense	24,349		24,349
Restructuring expense	10,638		10,638
Development expense	5,896	(16)	5,880
Impairments and net loss on sale of long-lived assets	90,734		90,734

Total operating expenses	892,365	(86,018)	806,347

Operating loss from continuing operations	(107,962)	(6,974)	(114,936)

Other income (expense):
Interest income, TV Azteca, net	13,938		13,938
Interest income	3,510		3,510
Interest expense	(254,446)	(54,869)	(309,315)
Loss on investments and other expense	(25,579)	20	(25,559)
Loss from write-off of deferred financing fees and extinguishment of debt	(8,869)		(8,869)
Minority interest in net earnings of subsidiaries	(2,118)		(2,118)

Total other expense	(273,564)	(54,849)	(328,413)

Loss from continuing operations before income taxes	(381,526)	(61,823)	(443,349)
Benefit for income taxes (b)	65,377	21,638	87,015

Loss from continuing operations before cumulative effect of a change in accounting principle	$(316,149)	$(40,185)	$(356,334)

Basic and diluted loss per common share from continuing operations before cumulative effect of a change in accounting principle	$(1.62)	N/A	$(1.82)

Basic and diluted common shares outstanding	195,454	N/A	195,454

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2002 gives effect to the pro forma transactions as if each of them had occurred on January 1, 2002.

(a)	The table below sets forth the detail for the pro forma transactions for the year ended December 31, 2002 (in thousands):

	Kline (1)	12.25% Notes Offering	Total Adjustments for Pro Forma Transactions
Network development services revenue	$(92,992)		$(92,992)

Operating expenses:
Network development services	(84,209)		(84,209)
Depreciation and amortization	(1,793)		(1,793)
Development expense	(16)		(16)

Total operating expenses	(86,018)		(86,018)

Operating income from continuing operations	(6,974)		(6,974)

Other expense:
Interest expense (2)		$(54,869)	(54,869)
Loss on investments and other expense	20		20

Total other expense	20	(54,869)	(54,849)

Loss from continuing operations before income taxes	$(6,954)	$(54,869)	$(61,823)

(1)	Represents the results of operations for Kline as reported in our historical December 31, 2002 statement of operations.

(2)	To record interest expense (net of reduction for repayment of $200.0 million under the credit facilities) including amortization of note discount and the discount related to the warrants and debt issuance costs associated with the 12.25% senior subordinated discount notes. Interest expense for the 12.25% senior subordinated discount notes has been recorded using an effective rate of 14.7%.

(b)	To record the tax effect of the pro forma adjustments and impact on our estimated effective tax rate.

DESCRIPTION OF CAPITAL STOCK

The description below summarizes the more important terms of American Tower Corporation’s capital stock. Because this section is a summary, it does not describe every aspect of our capital stock. This summary is subject to and qualified in its entirety by reference to the provisions of our restated certificate of incorporation, as amended, which we refer to as our charter.

General

Our authorized capital stock consists of 20,000,000 shares of preferred stock, $.01 par value per share, 500,000,000 shares of Class A common stock, $.01 par value per share, 50,000,000 shares of Class B common stock, $.01 par value per share, and 10,000,000 shares of Class C common stock, $.01 par value per share.

Preferred Stock

Our board of directors will determine the designations, preferences, limitations and relative rights of the 20,000,000 authorized and unissued shares of preferred stock. These include:

•	the distinctive designation of each series and the number of shares that will constitute the series;

•	the voting rights, if any, of shares of the series;

•	whether shares of the series will be entitled to receive dividends and, if so, the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of the dividends, whether dividends will be cumulative, and the dates on which dividends are payable;

•	the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

•	the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series;

•	any preferential amount payable upon shares of the series upon our liquidation or the distribution of our assets;

•	the price or rates of conversion at which, and the terms and conditions on which the shares of the series may be converted into other securities, if the shares are convertible; and

•	whether the series can be exchanged, at our option, into debt securities, and the terms and conditions of any permitted exchange.

The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could discourage an unsolicited acquisition proposal. In addition, the rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future.

Common Stock

Dividends.    Holders of record of shares of common stock on the record date fixed by our board of directors are entitled to receive dividends as declared by our board of directors out of funds legally available for the purpose. No dividends may be declared or paid in cash or property on any share of any class of common stock, however, unless simultaneously the same dividend is declared or paid on each share of the other classes of common stock. Dividends in the form of shares of stock of any company, including our company or any of our subsidiaries, are excepted from that requirement. Therefore, in the case of stock dividends, the shares paid as the dividend may differ as to voting rights to the extent that voting rights now differ among the different classes of common stock. In the case of any dividend payable in shares of common stock, holders of each class of common stock are entitled to receive the same percentage dividend, payable in shares of that class, as the holders of each other class. Dividends and other distributions on common stock are also subject to the rights of holders of any series of preferred stock or debt that may be outstanding from time to time.

Voting Rights.    Holders of shares of Class A common stock and Class B common stock have the exclusive voting rights and will vote as a single class on all matters submitted to a vote of the stockholders. The foregoing is subject to the requirements of Delaware corporate law, special provisions in our charter governing election of directors, certain Class A common stock class voting rights and the rights of holders of any series of preferred stock that may be outstanding from time to time. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. The holders of the Class A common stock, voting as a separate class, have the right to elect two directors. The holders of the Class A common stock and Class B common stock, voting together as a single class, have the right to elect the other directors. The Class C common stock is nonvoting except as otherwise required by Delaware corporate law.

Delaware corporate law requires the affirmative vote of the holders of a majority of the outstanding shares of any class or series of common stock to approve, among other things, an adverse change in the powers, preferences or special rights of the shares of that class or series. Our charter requires the affirmative vote of the holders of not less than 66 2/3% of the Class A common stock and Class B common stock, voting as a single class, to amend most of the provisions of the charter, including those relating to the provisions of the various classes of common stock, an increase or decrease in the number of authorized shares of Class A common stock, Class B common stock or Class C common stock, indemnification of directors, exoneration of directors for certain acts and the super-majority provision.

The provisions of our charter:

•	prohibit the acquisition by Steven B. Dodge and his controlled entities of more than 49.99% of the aggregate voting power of all shares of capital stock entitled to vote generally for the election of directors, less the voting power represented at the date of determination by the shares of Class B common stock acquired by Thomas H. Stoner, a former director, and purchasers affiliated with him in the January 1998 private offering and owned by them or certain affiliates;

•	prohibit future issuances of Class B common stock, except upon exercise of then outstanding options and pursuant to stock dividends or stock splits;

•	limit transfers of Class B common stock to permitted transferees;

•	provide for automatic conversion of the Class B common stock to Class A common stock if the aggregate voting power of Mr. Dodge, Mr. Stoner and their respective controlled entities falls below 21.3% of the aggregate voting power of all shares of capital stock; and

•	require the holders of a majority of Class A common stock to approve adverse amendments to the powers, preferences or special rights of the Class A common stock.

Mr. Dodge, together with his affiliates, owned approximately 28.3% of our total voting power as of June 30, 2003 (27.2% after giving effect to this offering), which includes shares of common stock of American Tower Corporation that Mr. Dodge had the right to acquire within sixty days of June 30, 2003 through the exercise of an option, conversion feature or similar right.

Conversion Provisions.    Shares of Class B common stock and Class C common stock are convertible, at any time at the option of the holder, on a share for share basis into shares of Class A common stock. The present owner of Class C common stock can convert that stock only upon the occurrence of various events specified in our charter in which such conversion is permissible or with the consent of our board of directors. Shares of Class B common stock automatically convert into shares of Class A common stock upon any sale, transfer, assignment or other disposition other than (a) to permitted transferees, or (b) pursuant to pledges but not to the pledgee upon foreclosure. Permitted transferees include certain family members and other holders of Class B common stock.

Liquidation Rights.    Upon our liquidation, dissolution or winding up the holders of each class of common stock are entitled to share ratably in all assets available for distribution after payment in full of creditors and payment in full to holders of preferred stock then outstanding of any amount required to be paid to them. However, if shares of stock or securities of any company, including any of our subsidiaries, are distributed in connection with our liquidation, dissolution or winding up, the shares or securities that we distribute to holders of the various classes of our common stock may differ as to voting rights to the extent that voting rights now differ among the different classes of common stock.

Other Provisions.    The holders of common stock have no preemptive, subscription or redemption rights and are not entitled to the benefit of any sinking fund. The shares of common stock presently outstanding are validly issued, fully paid and nonassessable.

In any merger, consolidation or business combination, the holders of each class of common stock must receive the identical consideration to that received by holders of each other class of common stock, except if shares of common stock or common stock of any other company are distributed, in which case the shares may differ as to voting rights to the same extent that voting rights then differ among the different classes of common stock.

No class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless, concurrently, the other classes of common stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Our charter restricts transfers of shares of our capital stock to the extent necessary to comply with the FCC’s foreign ownership limitations.

Dividend Restrictions

Our borrower subsidiaries are prohibited under the terms of the credit facilities from paying cash dividends or making other distributions on, or making redemptions, purchases or other acquisitions of, their capital stock or other equity interests, including preferred stock, except that, beginning on April 15, 2004, if no default exists or would be created thereby under the credit facilities, our borrower subsidiaries may pay cash dividends or make other distributions to the extent that restricted payments, as defined in the credit facilities, do not exceed 50% of excess cash flow, as defined in the credit facilities, for the preceding calendar year. The indenture governing the 12.25% senior subordinated discount notes issued in January 2003 by ATI, our principal operating subsidiary, imposes similar limitations on the ability of ATI and certain of our subsidiaries that have guaranteed these discount notes to pay dividends and make other distributions. The indenture governing our 9 3/8% senior notes due 2009 also imposes significant limitations on the payment of dividends by us to our stockholders.

Delaware Business Combination Provisions

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination or the transaction in which the stockholder became an interested stockholder is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock. These provisions do not apply to Mr. Dodge because our board of directors approved the transaction pursuant to which he became an interested stockholder.

Listing of Class A Common Stock

Our Class A common stock is traded on the NYSE under the symbol “AMT.”

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock is The Bank of New York, P.O. Box 11258, Church Street Station, New York, NY 10016, telephone number (800) 524-4458.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Below is a summary of certain of our other indebtedness. It is qualified in its entirety by the terms of the actual agreements that are summarized. For more information about our obligations, commitments and contingencies, see our condensed consolidated financial statements incorporated herein and the accompanying notes thereto.

Credit Facilities.    The credit facilities provide us with a borrowing capacity of up to $1.537 billion. Our principal operating subsidiaries are the borrowers under the credit facilities. Borrowings under the credit facilities are subject to compliance with certain financial ratios as described below. The credit facilities currently include:

•	a $422.1 million revolving credit facility, of which $157.1 million was drawn and against which $27.1 million of undrawn letters of credit were outstanding on March 31, 2003, maturing on June 30, 2007;

•	a $698.9 million multi-draw term loan A, which was fully drawn on March 31, 2003, maturing on June 30, 2007; and

•	a $416.0 million term loan B, which was fully drawn on March 31, 2003, maturing on December 31, 2007.

We plan to use a portion of the net proceeds of this offering to repay a portion of the revolving credit facility and term loans as described below and under the caption “Use of Proceeds.”

We are required under the credit facilities to make scheduled amortization payments in increasing amounts designed to repay the loans at maturity. During 2003, we are required to repay approximately $13.6 million of the term loans each quarter.

We and our restricted subsidiaries, as well as Verestar and its subsidiaries, have guaranteed all of the loans under the credit facilities. We have secured the loans with liens on substantially all assets of the borrowers and the restricted subsidiaries, as well as Verestar and its subsidiaries, and substantially all outstanding capital stock and other debt and equity interests of all of our direct and indirect subsidiaries.

The credit facilities contain certain financial ratios and operational covenants and other restrictions (including limitations on additional debt, guarantees, dividends and other distributions, investments and liens) with which our borrower subsidiaries and restricted subsidiaries must comply. Any failure to comply with these covenants would not only prevent us from being able to borrow additional funds under our revolving line of credit, but would also constitute a default. These covenants also restrict our ability, as the parent, to incur any debt other than that presently outstanding and refinancings of that debt. The credit facilities contain five financial tests:

•	a leverage ratio (Total Debt to Annualized Operating Cash Flow). As of March 31, 2003, we were required to maintain a ratio of not greater than 6.25 to 1.00, decreasing to 6.00 to 1.00 at July 1, 2003, to 5.75 to 1.00 at October 1, 2003, to 5.50 to 1.00 at January 1, 2004, to 5.25 to 1.00 at April 1, 2004, to 5.00 to 1.00 at July 1, 2004, to 4.75 to 1.00 at October 1, 2004, to 4.50 to 1.00 at January 1, 2005, to 4.25 to 1.00 at April 1, 2005 and to 4.00 to 1.00 at July 1, 2005 and thereafter;

•	a senior leverage ratio (Senior Debt to Annualized Operating Cash Flow). As of March 31, 2003, we were required to maintain a ratio of not greater than 4.90 to 1.00, decreasing to 4.75 to 1.00 at April 1, 2003, to 4.50 to 1.00 at July 1, 2003, to 4.25 to 1.00 at October 1, 2003, to 4.00 to 1.00 at January 1, 2004, to 3.75 to 1.00 at April 1, 2004, to 3.50 to 1.00 at July 1, 2004, to 3.25 to 1.00 at October 1, 2004 and to 3.00 to 1.00 at January 1, 2005 and thereafter;

•	a pro forma debt service test (Annualized Operating Cash Flow to Pro Forma Debt Service). As of March 31, 2003, we were required to maintain a ratio of not less than 1.00 to 1.00;

•	an interest coverage test (Annualized Operating Cash Flow to Interest Expense). As of March 31, 2003, we were required to maintain a ratio of not less than 2.50 to 1.00, increasing to 3.00 to 1.00 at January 1, 2004; and

•	a fixed charge coverage test (Annualized Operating Cash Flow to Fixed Charges). As of December 31, 2003, we will be required to maintain a ratio of not less than 1.00 to 1.00.

The credit facilities also limit our revolving loan drawdowns based on cash on hand.

Because the credit facilities are with certain of our subsidiaries, including ATI, our indebtedness at the holding company (which currently consists of our 9 3/8% senior notes and convertible notes) are not included in the computations of any of the tests, except in the case of the pro forma debt service and fixed coverage tests in which case interest includes the amount of funds that we need our subsidiaries to distribute to us so we can pay interest on our 9 3/8% senior notes and our convertible notes. Annualized operating cash flow is based, among other things, on four times the operating cash flow for the most recent quarter of our tower rental and management business and trailing four fiscal quarters for our other businesses and for corporate general and administrative expenses. In the case of the leverage ratio, we may include the operating cash flow from Brazil and Mexico only to the extent of 10% of our annualized operating cash flow and we receive credit for only 75% of annualized operating cash flow from our network development services businesses.

We were in compliance with the borrowing ratio covenants as of March 31, 2003.

In July 2003, we entered into an amendment to the credit facilities primarily to facilitate this note offering and our concurrent offering of shares of Class A common stock. The amendment permits us to issue additional indebtedness so long as (i) 50% of the net proceeds of the first $200.0 million of such indebtedness is applied to prepay obligations under the credit facilities and (ii) the remaining net proceeds (and 100% of the net proceeds from indebtedness in excess of $200.0 million, if any) are deposited into a restricted account (in which the lenders under the credit facilities have a security interest) for the purpose of refinancing outstanding indebtedness or further prepaying obligations under the credit facilities. Any net proceeds remaining in the restricted account no later than 60 days following the issuance of such indebtedness must be used to prepay obligations under the credit facilities.

The amendment also permits us to retain the net proceeds from an offering of shares of our Class A common stock, provided that, to the extent not contributed as equity to the borrower subsidiaries under the credit facilities, such proceeds must be deposited in a restricted account (in which the lenders under the credit facilities have a security interest) to be applied by us to repurchase our outstanding notes and that any balance remaining in the account 12 months after the closing of the offering must be contributed as equity to the borrower subsidiaries under the credit facilities.

In February 2003, we deposited $217.0 million from the net proceeds of our 12.25% senior subordinated discount notes offering and cash on hand into a restricted account for the purpose of funding repurchases of the 2.25% convertible notes. The amendment also permits us, prior to June 30, 2004, to use any of the funds on deposit in this account in excess of the amount necessary to repurchase our 2.25% convertible notes that may be put to us on October 22, 2003, to purchase our other convertible notes and our 9 3/8% senior notes.

12.25% Senior Subordinated Discount Notes and Warrants.    In January 2003, ATI, our principal operating subsidiary, issued 12.25% senior subordinated discount notes due 2008 with a principal amount at maturity of $808.0 million. These notes will mature on August 1, 2008. No cash interest is payable on these notes. Instead, the accreted value of each note increases between the date of original issuance and the maturity date at a rate of 12.25% per annum.

The 12.25% senior subordinated discount notes rank junior in right of payment to all existing and future senior indebtedness of ATI, the sister guarantors (as defined in the indenture relating to the notes) and their domestic subsidiaries, and are structurally senior in right of payment to all of our existing and future indebtedness (other than our guaranty of credit facility indebtedness). These notes are jointly and severally guaranteed on a senior subordinated basis by us and all of our wholly owned domestic subsidiaries, other than Verestar and its subsidiaries.

As part of the 12.25% senior subordinated discount notes offering, we issued warrants to purchase an aggregate of 11.4 million shares of our Class A common stock at a price of $0.01 per share. The warrants and these notes were originally issued together as 808,000 units, each unit consisting of (1) one note having a principal value of $1,000 at maturity, and (2) one warrant to purchase 14.0953 shares of our Class A common stock at $0.01 per share. The warrants are exercisable at any time on or after January 29, 2006 and will expire on August 1, 2008.

As of March 31, 2003, we had outstanding an aggregate accreted value amount of $377.4 million of the 12.25% senior subordinated discount notes, net of the allocated fair value of the warrants.

9 3/8% Senior Notes.    As of March 31, 2003, we had outstanding an aggregate principal amount of $1.0 billion of 9 3/8% senior notes. The senior notes mature on February 1, 2009. Interest on the senior notes is payable semiannually on February 1 and August 1. The senior note indenture does not contain any sinking fund or mandatory redemption requirement for the senior notes prior to maturity.

October 1999 Convertible Notes.    In October 1999, we issued 6.25% convertible notes due 2009 in an aggregate principal amount of $300.0 million and 2.25% convertible notes due 2009 at an issue price of $300.1 million, representing 70.52% of their principal amount at maturity of $425.5 million. The difference between the issue price and the principal amount at maturity of the 2.25% convertible notes will be accreted each year at the rate of 6.25% per annum as interest expense in our consolidated financial statements. The 6.25% convertible notes are convertible into shares of our Class A common stock at a conversion price of $24.40 per share. The 2.25% convertible notes are convertible into shares of Class A common stock at a conversion price of $24.00 per share.

The indentures under which the convertible notes were issued do not contain any sinking fund or mandatory redemption requirement for the convertible notes prior to maturity. However, holders may require us to repurchase all or any of their 6.25% convertible notes on October 22, 2006 at their principal amount, together with accrued and unpaid interest. Holders may require us to repurchase all or any of their 2.25% convertible notes on October 22, 2003 at $802.93, which is the issue price of the notes plus accreted original issue discount, together with accrued and unpaid interest.

We may, subject to certain conditions in the applicable indenture, elect to pay the repurchase price of each series of convertible notes in cash or shares of our Class A common stock, or any combination thereof.

We will continue to evaluate financing opportunities with respect to our convertible notes generally and, in particular, with respect to the put right of the 2.25% convertible notes. We may seek, from time to time, to reduce our indebtedness through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such purchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.

As of March 31, 2003, the total accreted amounts outstanding under the 2.25% and 6.25% convertible notes were $209.5 million and $212.7 million, respectively. After giving effect to the repurchases of our 2.25% convertible notes occurring through June 30, 2003, the total accreted amount outstanding under the 2.25% convertible notes was approximately $140.1 million.

February 2000 Convertible Notes.    In February 2000, we issued 5.0% convertible notes due 2010 in an aggregate principal amount of $450.0 million. The 5.0% convertible notes are convertible into shares of our Class A common stock at a conversion price of $51.50 per share. The indenture under which the 5.0% convertible notes are outstanding does not contain any sinking fund or mandatory redemption requirement for the convertible notes prior to maturity. However, holders may require us to repurchase all or any of the 5.0% convertible notes on February 20, 2007 at their principal amount, together with accrued and unpaid interest. We may, subject to certain conditions in the indenture, elect to pay the repurchase price in cash or shares of Class A common stock or any combination thereof.

The total amount outstanding under the 5.0% convertible notes as of March 31, 2003 was $450.0 million.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	$
Bear, Stearns & Co. Inc.
Credit Suisse First Boston LLC
Raymond James & Associates, Inc.
RBC Dain Rauscher Inc.

Total	$

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and certain other selling terms.

We and our directors and executive officers have agreed with the underwriters not to dispose of or hedge any of the shares of Class A common stock, or securities convertible into, or exchangeable for, shares of Class A common stock, held by us or them during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement (30 days, in the case of Arnold L. Chavkin and certain entities whose beneficial ownership in us is attributed to him), except with the prior written consent of the representative. This agreement does not apply to any existing employee benefit plans.

In connection with this offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of Class A common stock in, from or otherwise involving the United Kingdom.

The shares of Class A common stock may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

No syndicate member has offered or sold, or will offer or sell, in Hong Kong, by means of any document, any shares of Class A common stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or under circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, nor has it issued or had in its possession for the purpose of issue, nor will it issue or have in its possession for the purpose of issue, any invitation or advertisement relating to the shares of Class A common stock in Hong Kong (except as permitted by the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal, or holding of securities (whether as principal or as agent).

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

Each underwriter has acknowledged and agreed that shares of Class A common stock have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $0.5 million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Goldman, Sachs & Co. is one of the initial purchasers of the convertible notes we are offering concurrently with this offering.

LEGAL MATTERS

Palmer & Dodge LLP, Boston, Massachusetts, will pass upon the validity of the shares of Class A common stock and upon other customary legal matters relating to the offering of the shares of Class A common stock for us. Cleary, Gottlieb, Steen & Hamilton, New York, New York, will pass upon the validity of the shares of Class A common stock offered hereby for the underwriters. A partner of Palmer & Dodge LLP has an option to purchase 7,200 shares of our Class A common stock at $18.75 per share.

EXPERTS

The consolidated financial statements of American Tower Corporation incorporated into this prospectus supplement by reference from American Tower Corporation’s Current Report on Form 8-K dated July 28, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated February 24, 2003 (except for the last paragraph of note 1, the last four paragraphs of note 2 and the last paragraph of note 19 as to which the date is July 25, 2003) which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of (1) Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets;” and (2) Statement of Financial Accounting Standard No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Appendix I

This Appendix I contains the unaudited condensed consolidated financial statements included in our Current Report on Form 8-K filed on July 24, 2003.

UNAUDITED CONDENSED

CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30, 2003	December 31, 2002
ASSETS
Current Assets:
Cash and cash equivalents	$107,597	$127,292
Restricted cash and investments	192,885
Accounts receivable, net	57,904	68,421
Other current assets	73,237	85,697
Assets held for sale	153,521	303,702

Total current assets	585,144	585,112

Property and equipment, net	2,634,575	2,696,985
Goodwill and other intangible assets, net	1,688,912	1,734,679
Deferred income taxes	411,920	383,431
Other long-term assets	255,701	261,996

Total	$5,576,252	$5,662,203

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$92,422	$113,832
Accrued interest	59,479	63,611
Convertible notes, net—2.25%	140,123	210,899
Current portion of long-term obligations (excluding 2.25% convertible notes)	94,123	58,982
Other current liabilities	36,663	38,739
Liabilities held for sale	138,508	200,215

Total current liabilities	561,318	686,278

Long-term obligations	3,282,589	3,178,656
Other long-term liabilities	29,822	41,379

Total liabilities	3,873,729	3,906,313

Minority interest in subsidiaries	16,717	15,567

STOCKHOLDERS’ EQUITY:
Class A Common Stock	1,947	1,856
Class B Common Stock	77	79
Class C Common Stock	23	23
Additional paid-in capital	3,782,193	3,642,019
Accumulated deficit	(2,086,368)	(1,887,030)
Accumulated other comprehensive loss	(980)	(5,564)
Note receivable	(6,720)	(6,720)
Treasury stock	(4,366)	(4,340)

Total stockholders’ equity	1,685,806	1,740,323

Total	$5,576,252	$5,662,203

UNAUDITED CONDENSED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
REVENUES:
Rental and management	$151,916	$132,017	$298,378	$258,618
Network development services	26,306	33,820	44,769	70,805

Total operating revenues	178,222	165,837	343,147	329,423

OPERATING EXPENSES:
Rental and management	54,205	57,062	108,901	114,013
Network development services	24,421	28,921	42,542	62,337
Depreciation and amortization	80,770	79,804	161,150	154,439
Corporate general and administrative expense	5,962	6,474	11,997	13,303
Restructuring expense		2,952		5,774
Development expense	1,003	1,027	1,616	3,467
Impairments and net loss on sale of long-lived assets	8,036	5,017	11,732	1,311

Total operating expenses	174,397	181,257	337,938	354,644

INCOME (LOSS) FROM OPERATIONS	3,825	(15,420)	5,209	(25,221)

OTHER INCOME (EXPENSE):
Interest income, TV Azteca, net	3,528	3,471	7,030	6,900
Interest income	1,930	774	2,856	1,811
Interest expense	(71,201)	(65,537)	(142,943)	(129,307)
Loss on investments and other expense	(402)	(17,808)	(25,599)	(19,355)
Loss from write-off of deferred financing fees and extinguishment of debt			(5,841)	(8,869)
Note conversion expense (A)	(35,832)		(38,482)
Minority interest in net earnings of subsidiaries	(793)	(491)	(1,363)	(734)

Total other expense	(102,770)	(79,591)	(204,342)	(149,554)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(98,945)	(95,011)	(199,133)	(174,775)
INCOME TAX BENEFIT	17,985	27,312	37,493	50,027

LOSS FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(80,960)	(67,699)	(161,640)	(124,748)

LOSS FROM DISCONTINUED OPERATIONS, NET (B)	(26,755)	(33,469)	(37,698)	(48,192)

LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(107,715)	(101,168)	(199,338)	(172,940)

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF INCOME TAX BENEFIT OF $14,438 (C)				(562,618)

NET LOSS	$(107,715)	$(101,168)	$(199,338)	$(735,558)

BASIC AND DILUTED NET LOSS PER COMMON SHARE AMOUNTS
Loss from continuing operations before cumulative
effect of change in accounting principle	$(0.40)	$(0.35)	$(0.81)	$(0.64)
Discontinued operations	(0.13)	(0.17)	(0.19)	(0.25)
Cumulative effect of change in accounting principle				(2.88)

BASIC AND DILUTED NET LOSS PER COMMON SHARE	$(0.53)	$(0.52)	$(1.00)	$(3.77)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	202,913	195,361	199,328	195,322

NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS

(A)	Note conversion expense represents the fair value of incremental stock issued to the Company’s 2.25% noteholders to convert their holdings prior to the first scheduled redemption date of October 2003.
(B)	During the three months ended June 2003, the Company committed to the disposal through sale of its wholly owned subsidiary Kline Iron & Steel Co. Inc. (Kline). The total revenue and segment operating profit for Kline for the three months ended June 30, 2003 and 2002 were approximately $10.7 million and $0.2 million and $24.5 million and $2.0 million, respectively. Total revenue and segment operating profit for Kline for the six months ended June 30, 2003 and 2002 were approximately $22.9 million and $1.0 million and $47.5 million and $3.9 million, respectively. The above statements of operations have been adjusted to reflect the results of these operations, as well as those from our wholly owned subsidiary Verestar, Inc., as discontinued operations.
(C)	Effective January 1, 2002, the Company adopted SFAS No. 142 “Goodwill and Intangible Assets” and recognized a $562.6 million charge (net of a tax benefit of $14.4 million) as the cumulative effect of a change in accounting principle related to the write-down of goodwill to its fair value.

UNAUDITED CONDENSED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended June 30,
	2003	2002
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net loss	$(199,338)	$(735,558)
Cumulative effect of change in accounting principle, net		562,618
Other non-cash items reflected in statement of operations	265,104	187,771
Decrease in assets	7,558	27,467
Decrease in liabilities	(22,737)	(9,826)

Cash provided by operating activities	50,587	32,472

CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES:
Payments for purchase of property and equipment and construction activities	(32,691)	(131,265)
Payments for acquisitions	(41,096)	(21,651)
Proceeds from sale of businesses and other long-term assets	77,317	20,029
Deposits, investments and other long-term assets	635	(10,735)

Cash provided by (used for) investing activities	4,165	(143,622)

CASH FLOWS (USED FOR) PROVIDED BY FINANCING ACTIVITIES:
Borrowings under credit facilities		160,000
Proceeds from senior subordinated notes and warrants offering	419,884
Repayment of long-term obligations	(256,953)	(102,848)
Repayment of 2.25% convertible notes	(24,846)
Restricted cash and investments	(192,885)	46,601
Deferred financing costs and other	(19,647)	910

Cash (used for) provided by financing activities	(74,447)	104,663

NET DECREASE IN CASH AND CASH EQUIVALENTS	(19,695)	(6,487)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	127,292	35,958

CASH AND CASH EQUIVALENTS, END OF PERIOD	$107,597	$29,471

CASH PAID FOR INCOME TAXES	$1,158	$425

CASH PAID FOR INTEREST	$118,267	$126,118

PROSPECTUS

$1,000,000,000

American Tower Corporation

Debt Securities, Preferred Stock, Depositary Shares,

Class A Common Stock and Warrants

We may from time to time offer:

•	debt securities,

•	shares of our preferred stock,

•	fractional shares of our preferred stock in the form of depositary shares,

•	shares of our Class A common stock, or

•	warrants to purchase any of these securities.

The securities we offer will have an aggregate public offering price of up to $1,000,000,000.

We will show the particular securities we offer and their specific terms in a supplement to this document. In each case we would describe the type and amount of securities we are offering, the initial public offering price, and the other terms of the offering.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “AMT.” We will make application to list any shares of Class A common stock sold pursuant to a supplement to this prospectus on the NYSE. We have not determined whether we will list any of the other securities we may offer on any exchange or over-the-counter market. If we decide to seek listing of any securities, the supplement will disclose the exchange or market.

Investing in our securities involves risks. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer the securities directly, through agents designated from time to time by us or to or through underwriters or dealers. We will show in a supplement the names of any agents or underwriters involved in the sale of any securities. We will also describe any applicable purchase price and fee or commission or discount arrangement between or among us and/or them. See “Plan of Distribution” on page 26. We may not sell any securities without delivery of a supplement describing the method and terms of the offering of the securities.

Our principal place of business is 116 Huntington Avenue, Boston, Massachusetts 02116 and our telephone number is (617) 375-7500.

The date of this prospectus is June 7, 2000

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	(i	)	DESCRIPTION OF CAPITAL STOCK	15
CAUTIONARY NOTE REGARDING FORWARD- LOOKING STATEMENTS	(i	)	DESCRIPTION OF DEPOSITARY SHARES	21
AMERICAN TOWER	1		DESCRIPTION OF WARRANTS	25
RISK FACTORS	2		PLAN OF DISTRIBUTION	26
RATIO OF EARNINGS TO FIXED CHARGES	6		VALIDITY OF THE OFFERED SECURITIES	27
USE OF PROCEEDS	7		EXPERTS	27
DESCRIPTION OF CERTAIN INDEBTEDNESS	7		WHERE YOU CAN FIND MORE INFORMATION	27
DESCRIPTION OF DEBT SECURITIES	9		DOCUMENTS INCORPORATED BY REFERENCE	28

You should rely only on the information incorporated by reference or provided in this document. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where it is unlawful. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the SEC using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one of more offerings up to a total dollar amount of proceeds of $1.0 billion. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” on page 27 and “Documents Incorporated By Reference” on page 28.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made and incorporated by reference forward-looking statements in this document. Forward-looking statements include those regarding our goals, beliefs, plans or current expectations and other statements contained regarding matters that are not historical facts. For example, when we use the words believe, expect, anticipate or similar expressions, we are making forward-looking statements. Forward-looking statements include statements concerning:

•	the outcome of our growth strategy,

•	future results of operations,

•	liquidity and capital expenditures,

•	construction and acquisition activities,

•	debt levels and the ability to obtain financing and make payments on our debt,

•	regulatory developments and competitive conditions in the communications site and wireless carrier industries,

•	projected growth of the wireless communications and wireless carrier industries,

•	dependence on demand for satellites for Internet data transmission, and

•	general economic conditions.

i

Our forward-looking statements are subject to risks and uncertainties. You should note that many factors, some of which are discussed elsewhere in this prospectus or in the documents we have incorporated by reference, could affect us in the future and could cause our results to differ materially from those expressed in our forward-looking statements. For a discussion of some of these factors, please read carefully the information under “Risk Factors” beginning on page 2. We are not required to release publicly the results of any revisions to these forward-looking statements we may make to reflect future events or circumstances.

ii

AMERICAN TOWER

We are a wireless communications and broadcast infrastructure company operating in three business segments.

•	We operate a leading network of communications towers and are the largest independent operator of broadcast towers in North America. Giving effect as of June 1, 2000 to our pending transactions, we have approximately 10,600 multi-user sites in the United States, Mexico and Canada, including approximately 300 broadcast tower sites.

•	We provide comprehensive network development services for wireless service providers and broadcasters. We offer full turnkey network development solutions to our customers, consisting of radio frequency engineering, network design, site acquisition, zoning and other regulatory approvals, construction management, tower construction, component part sales and antenna installation.

•	We provide domestic and international satellite and Internet protocol network transmission services worldwide. We own and operate more than 160 antennas accessing most major satellite systems from U.S. teleport locations in Arizona, California, Massachusetts, New Jersey, Texas, Washington state and Washington, D.C.

We estimate that our three business segments accounted for the following percentages of pro forma 1999 operating revenues:

•	Rental and management—53.0%,

•	Network development services—27.0%, and

•	Satellite and Internet protocol network transmission services—20.0%.

RISK FACTORS

You should consider carefully the following factors and other information in this prospectus before deciding to invest in our securities.

If we cannot keep raising capital, our growth will be impeded.

Without additional capital, we would need to curtail our acquisition and construction programs. We expect to use borrowed funds to satisfy most of our capital needs. However, we must continue to satisfy financial ratios and to comply with financial and other covenants in order to do so. If our revenues and cash flow do not meet expectations, we may lose our ability to borrow money. These same factors, as well as market conditions beyond our control, could make it difficult or impossible for us to sell securities as an alternative to borrowing.

Meeting payments on our large debt could be a burden to us.

Our high debt level makes us vulnerable to downturns in our operations. This high debt level requires us to use most of our cash flow to make interest and principal payments. If we do not generate sufficient cash flow through our operations to make interest and principal payments, we may be forced to sell debt or equity securities or sell some of our core assets. This could be harmful to our business and our securityholders. Market conditions or our own financial situation may require us to make these sales on unattractive terms.

Demand for tower space may be beyond our control.

Many of the factors affecting the demand for tower space, and therefore our cash flow, are beyond our control. Those factors include:

•	consumer demand for wireless services,

•	the financial condition of wireless service providers and their preference for owning or leasing antennae sites,

•	the growth rate of wireless communications or of a particular wireless segment,

•	the number of wireless service providers in a particular segment, nationally or locally,

•	governmental licensing of broadcast rights,

•	zoning, environmental and other government regulations, and

•	technological changes.

Roaming and resale arrangements could also adversely affect demand. These arrangements enable a wireless service provider to serve customers outside its license area through agreements with other providers. Wireless providers might consider roaming and resale arrangements preferable to leasing antennae space.

New tower construction, particularly build-to-suit projects, involves uncontrollable risks and increasing competition.

Our increasing focus on major build-to-suit projects for wireless service providers entails several unique risks. First is our greater dependence on a limited number of customers. In addition, although we have the benefit of an anchor tenant in build-to-suit projects, we may not be able to find a sufficient number of additional tenants. In fact, one reason wireless service providers may prefer build-to-suit arrangements is to share or escape the costs of an undesirable site. A site may be undesirable because it has high construction costs or other providers may consider it a poor location.

Our expanded construction activities also involve other substantial risks. These risks include:

•	increasing our debt and the amount of payments on that debt,

•	uncontrollable risks that could delay or increase the cost of a project,

•	increasing competition for construction sites and experienced tower construction companies, resulting in significantly higher costs and failure to meet time schedules,

•	failure to meet time schedules that could result in our paying significant penalties to prospective tenants, particularly in build-to-suit situations, and

•	possible lack of sufficient experienced personnel to manage an expanded construction program.

We cannot control the main factors that can prevent, delay or increase the cost of construction. These factors include:

•	zoning and local permitting requirements,

•	environmental group opposition,

•	availability of skilled construction personnel and construction equipment,

•	adverse weather conditions, and

•	federal regulations.

Our acquisition strategy involves increasing acquisition costs, high debt levels and potential management and integration issues.

Increased competition, which we believe will continue, has resulted in substantially higher acquisition costs, particularly for towers being sold by wireless service providers. These prices, in turn, result in high debt and debt service requirements. Equally important, the increased size of our acquisitions from wireless service providers could create problems we have not faced in the past. These include:

•	dependence on a limited number of customers,

•	lease and control provisions more favorable to the wireless service provider than those we give our tenants generally,

•	integration of major national networks into our operational systems,

•	demands on managerial personnel that could divert their attention from other aspects of our business, and

•	potential antitrust constraints, either in local markets or on a regional or national basis, that could impede future acquisitions or require selective divestitures at unfavorable prices.

An additional risk we face when acquiring large numbers of towers in one transaction is that some of these towers may have limited marketing potential. For example, towers may not be marketable because of location.

Covenants in our credit facilities could impede our growth strategy and restrict our ability to pay interest on or redeem our notes.

Our growth strategy may be impaired by restrictive covenants in our credit facilities. The most significant of these covenants impose limits on our aggregate borrowings, including in the case of the parent company, the type and amount of borrowings. We are also required to meet certain financial ratios and comply with all of the financial and other covenants in order to borrow funds. Certain types of acquisitions and investments in other companies are limited. Events beyond our control may affect our ability to meet these requirements. If these covenants restrict our ability to borrow funds, acquisitions and construction will be impeded.

Our credit facilities also restrict the ability of our subsidiaries to pay dividends or make other distributions to us and prohibit those dividends and other distributions during periods of default. Since we are a holding company, with no independent operations, we are dependent on our subsidiaries for funds to pay interest and principal on our notes, including any debt securities we offer pursuant to this prospectus. In addition, our credit facilities require us to invest 100% of all debt and equity offerings, public or private, in our borrower subsidiaries.

Our existing credit facilities prohibit us from redeeming or repurchasing any debt or equity securities for cash. This will probably require us to elect to repurchase currently outstanding notes with Class A common stock on the repurchase dates and to obtain lender consent in order to repurchase currently outstanding notes upon any change in control. This same limitation could impact our ability to redeem or repurchase any securities we may offer pursuant to this prospectus.

We are dependent on key personnel and would be hurt if they leave.

The loss of our chief executive officer, Steven B. Dodge, and other executive officers has a greater likelihood of having a material adverse effect upon us than it would on most other companies of our size. Our growth strategy is highly dependent on the efforts of Mr. Dodge and our other executive officers. Our ability to raise capital is dependent in part on the reputation of Mr. Dodge. You should be aware that we have not entered into employment agreements with Mr. Dodge or most of our other executive officers. We may not be able to retain our executive officers, including those with employment agreements, or other key personnel or prevent them from competing with us if they did leave.

Expanding operations into foreign countries could create certain operational and financial risks.

Our recent expansion into Canada and Mexico, and other possible foreign operations in the future, could result in adverse financial consequences and operational problems not experienced in the United States. We have made a substantial loan to a Mexican company and are committed to construct a sizable number of towers in that country. We have also invested in a Canadian joint venture that intends to acquire and construct towers in that country. We may engage in comparable transactions in other countries. Among the risks of foreign operations are governmental expropriation and regulation, inability to repatriate earnings or other funds, currency fluctuations, difficulty in recruiting trained personnel, and language and cultural differences that could impair management control and operations.

New technologies could make our tower antenna leasing services less desirable to potential tenants.

Mobile satellite systems and other new technologies could compete with land-based wireless communications systems, thereby reducing the demand for tower lease space and other services we provide. The Federal Communications Commission has granted license applications for several low-earth orbiting satellite systems that are intended to provide mobile voice or data services. In addition, the emergence of new technologies could reduce the need for tower-based transmission and reception and have an adverse affect on our operations.

The development and implementation of signal combining technologies, which permit one antenna to service two different transmission frequencies and, thereby, two customers, may reduce the need for tower-based broadcast transmission and hence demand for our antenna space. The growth in delivery of video services by direct broadcast satellites could also adversely affect demand for our antenna space.

Demand for teleport services is subject to technological, competitive and regulatory factors beyond our control.

Demand for teleport services by its primary historical base of video customers has been diverted to fiber optic transmission services in some instances. Teleport transmission services for Internet-related entities, however, have increased. Revenues from these new technologies may not continue to grow and may decline if other forms of transmission, fiber optic or otherwise, are introduced. In addition, our teleport satellite operations are dependent upon maintaining valid FCC licensing.

We could be harmed if perceived health risks from radio emissions are substantiated.

If a connection between radio emissions and possible negative health effects, including cancer, were established, we would be materially and adversely affected. The results of several substantial studies by the scientific community in recent years have been inconclusive. The FCC and an industry association have recently undertaken a new study to determine if radio emissions involve health risks. We and the lessees of antennae sites on our towers are subject to government regulations relating to radio frequency emissions. We do not maintain any significant insurance with respect to these matters.

Pro forma financial information is based on estimates and assumptions and may not be indicative of actual future results.

Our actual future results could vary materially and adversely from those reflected in the pro forma financial information we have incorporated by reference in this prospectus. That information is based upon a number of assumptions we believe to be reasonable. However, our two most significant acquisitions, the AirTouch and AT&T transactions, do not involve the acquisition of businesses. The towers involved in those acquisitions were operated as part of the wireless service divisions of AirTouch and AT&T. Those companies did not maintain extensive separate financial records or prepare financial statements for the operation of those towers. We have, however, compiled certain revenue and expense data of those towers in the pro forma information incorporated by reference in this document. In the case of certain expenses, we have estimated amounts based on both the limited information provided by the carriers and our own experience with comparable towers. Neither our auditors, AirTouch’s auditors nor AT&T’s auditors have expressed any opinion or provided any form of assurance with respect to AirTouch’s or AT&T’s historical data presented in the unaudited pro forma financial information.

We could have liability under environmental laws.

Under various federal, state and local environmental laws, we, as an owner, lessee or operator of real estate, may be liable for the substantive costs of remediating soil and groundwater contaminated by hazardous wastes. Some of these laws impose responsibility and liability on us even if we did not cause the contamination or even know about it. Almost all of the towers we own and operate, other than roof top towers, are located on parcels of land, which could result in substantial environmental liability. Our liability often will continue even if we sell the property.

The debt will effectively rank junior to secured debt under our credit facilities.

Our payment of principal and interest on any debt we may issue will effectively rank junior to all existing and future debt under our credit facilities. This is so because the debt under our credit facilities is issued or guaranteed by our subsidiaries and secured by their assets. We have also guaranteed that debt and secured our guaranty with our assets, including the stock of our subsidiaries. Any debt we issue will also effectively rank junior to all other existing and future debt of our subsidiaries. As a result, in the event of our insolvency, liquidation or reorganization, or should any of that debt be accelerated because of a default, we must pay that debt in full before we can make any payment on any debt we may sell publicly.

No trading market may exist for any offered securities other than Class A common stock.

No trading market for any offered securities other than Class A common stock may exist and one may never develop. Accordingly, you may not be able to sell those securities or sell them at an acceptable price. If a market were to develop, those offered securities could trade at prices that may be higher or lower than your purchase price depending on many factors, including prevailing interest rates, our operating results, the market for similar securities, and, if those securities are convertible, exchangeable or warrants, the market price of the Class A common stock. We do not intend to list any offered securities other than Class A common stock on any securities exchange or to seek approval for quotation through any automated quotation system. One or more of the managing underwriters, if any, may decide to make a market in the those offered securities. They would not, however, be obligated to do so and may discontinue market making at any time. Therefore, any liquidity may disappear and those offered securities may not be readily marketable.

Control by our principal stockholders could deter mergers where you could get more than current market price for your stock.

Control by Mr. Dodge and others may have the effect of discouraging a merger or other takeover of our company in which holders of common stock may be paid a premium for their shares over then-current market prices. Mr. Dodge, together with a limited number of our directors, may be able to control or block the vote on mergers and other matters submitted to the common stockholders.

Our common stock does not pay dividends.

We have never paid a dividend on our common stock and do not expect to pay cash dividends in the foreseeable future. In addition, our credit facilities effectively restrict the payment of cash dividends or other distributions and the repurchase, redemption or other acquisition of equity securities.

RATIO OF EARNINGS TO FIXED CHARGES

For purposes of calculating this ratio, earnings consist of loss before income taxes and extraordinary losses and fixed charges. Fixed charges consist of capitalized interest, interest expense, amortization of debt discount and related issuance costs and the component of rental expense that management believes to be representative of the interest factor on that expense. For the year ended December 31, 1998, interest expense included redeemable preferred stock dividends of $3.1 million. We have not paid dividends on preferred stock in any other period listed below. For each of the periods listed below, our ratio of earnings to fixed charges was less than 1.0:1. We had a deficiency in earnings to fixed charges in each period as follows (amounts in thousands):

Period	Deficiency
Period from July 17, 1995 (incorporation) to December 31, 1995	$184
Year ended December 31, 1996	434
Year ended December 31, 1997	2,507
Year ended December 31, 1998	43,844
Year ended December 31, 1999	52,520
Three months ended March 31, 2000	53,595

USE OF PROCEEDS

We expect to use net proceeds from the sale of the securities offered by us primarily to finance construction and acquisitions. We also expect to use those proceeds to finance general working capital requirements, including repayment from time to time of borrowings under our credit facilities. Any borrowings so repaid may be available in the future to finance construction and acquisitions and other general corporate purposes. We intend to continue actively seeking construction and acquisition prospects, including acquisitions of companies outside of the United States engaged in businesses related to the tower communications business in which we are not presently engaged.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facilities

The description below summarizes the more important terms of our borrowing arrangements, as currently in effect. We refer to these as the credit facilities. We have previously filed copies of the loan agreement governing the credit facilities with the SEC. See “Where You Can Find More Information” on page 27. You should refer to that agreement for the complete terms of the credit facilities. Capitalized words used in the description below have specialized meanings defined in that agreement.

Several of our principal operating subsidiaries have borrowed and expect to continue to borrow under the credit facilities. We refer to those borrowers collectively as the borrower subsidiaries. The lenders have committed to fund up to $2.0 billion of loans under the credit facilities. The credit facilities also contemplate possible additional borrowings of up to $500.0 million, although the lenders are not committed to fund those borrowings. Borrowings under the credit facilities are limited by (a) the cash flow of the borrower subsidiaries and the Restricted Subsidiaries, (b) their construction costs of Developing Towers, and (c) the aggregate number of Developing Towers and AirTouch towers we acquire.

The credit facility is made up of three separate types of loans:

•	a $650.0 million reducing revolving credit facility maturing on June 30, 2007,

•	an $850.0 million multiple-draw term loan maturing on June 30, 2007, and

•	a $500.0 million term loan maturing on December 31, 2007.

We are required to reduce the revolving credit commitments and to amortize the term loans quarterly, commencing March 31, 2003, in increasing amounts designed to repay the loans by maturity. We are also required to repay the loans, and reduce the commitments, out of the proceeds of asset sales and sales of equity or debt securities, by us or our subsidiaries, and out of cash flow. We can repay the loans voluntarily at any time, without penalty.

We may incur indebtedness under the credit facilities for acquisitions, construction and other capital expenditures, working capital and general corporate purposes.

The credit facilities require compliance with financial coverage ratios that measure Annualized Operating Cash Flow against Total Debt, Interest Expense, Pro Forma Debt Service and Fixed Charges. The credit facilities contain other financial and operational covenants and other restrictions with which the borrower subsidiaries and the Restricted Subsidiaries must comply, whether or not there are any borrowings outstanding. These include restrictions on indebtedness, liens, capital expenditures, investments in Unrestricted Subsidiaries, certain types of acquisitions, not including towers and communications sites, and the ability of the borrower subsidiaries and the Restricted Subsidiaries to pay dividends or make other distributions.

The credit facilities include two events of default that restrict us as the parent company:

•	we cannot have any Indebtedness for Money Borrowed outstanding other than (a) the convertible notes issued in October 1999 and February 2000, and (b) other Indebtedness for Money Borrowed in an aggregate amount not to exceed $500.0 million and containing certain terms, and

•	we are required to invest the net cash proceeds of any issue of Capital Stock (other than pursuant to permitted acquisitions and up to $2.0 million under stock option plans) or Indebtedness as equity in the borrower subsidiaries.

Our permitted Indebtedness for Money Borrowed must (a) be unsecured, (b) have no scheduled payments of principal prior to June 30, 2008, (c) have no required cash payments of interest and (d) have other terms and conditions reasonably satisfactory to the Majority Lenders.

We and the Restricted Subsidiaries have guaranteed all of the loans. We have secured the loans by liens on substantially all assets of the borrower subsidiaries and the Restricted Subsidiaries and all outstanding capital stock and other debt and equity interests of our direct and indirect subsidiaries.

Convertible Notes

In October 1999, we issued 6.25% Convertible Notes due 2009 in an aggregate principal amount of $300.0 million and 2.25% Convertible Notes due 2009 at an issue price of $300.1 million, representing 70.52% of their principal amount at maturity of $425.5 million. In February 2000, we issued 5.00% Convertible Notes due 2010 in an aggregate principal amount of $450.0 million. We will accrete each year as interest expense in our financial statements the difference between the issue price and the principal amount at maturity of the 2.25% notes.

The 6.25% notes are convertible into shares of Class A common stock at a conversion price of $24.40 per share. The 2.25% notes are convertible into shares of Class A common stock at a conversion price of $24.00 per share. The 5.00% notes are convertible into shares of Class A common stock at a conversion price of $51.50 per share. The conversion prices are subject to adjustment in certain customary circumstances.

We may not redeem the 6.25% notes prior to October 22, 2002. Thereafter, we may redeem those notes, at our option, in whole or in part at a redemption price initially of 103.125% of the principal amount. The redemption price declines ratably immediately after October 15 of each following year to 100% of the principal amount in 2005. We may not redeem the 2.25% notes prior to October 22, 2003. Thereafter, we may redeem those notes, at our option, in whole or in part at increasing redemption prices designed to reflect the accrued original issue discount. We may not redeem the 5.00% notes prior to February 20, 2003. Thereafter, we may redeem those notes, at our option, in whole or in part at a redemption price initially of 102.50% of the principal amount. The redemption price declines ratably immediately after February 15 of each following year to 100% of the principal amount in 2006. We are also required to pay accrued and unpaid interest in all redemptions of any series of notes.

Holders may require us to repurchase all or any of their 6.25% notes on October 22, 2006 at their principal amount, together with accrued and unpaid interest. Holders may require us to repurchase all or any of their 2.25% notes on October 22, 2003 at those notes’ issue price plus accreted original issue discount, together with accrued and unpaid interest. Holders may require us to repurchase all or any of their 5.00% notes on February 20, 2007 at their principal amount, together with accrued and unpaid interest. We may, at our option, elect to pay the repurchase price of any series in cash or shares of Class A common stock, or any combination thereof. Our credit facilities restrict our ability to repurchase the convertible notes for cash.

The indentures under which the convertible notes are outstanding do not contain any restrictions on the payment of dividends, the incurrence of debt or liens or the repurchase of our equity securities or any financial covenants. None of the notes are entitled to the benefit of any sinking fund. The 6.25% notes, the 2.25% notes and the 5.00% notes are junior to debt under our credit facilities and rank equally with each other.

DESCRIPTION OF DEBT SECURITIES

The debt securities will be our unsecured direct obligations. They may be senior or subordinated indebtedness. The debt securities will be issued under one or more indentures between us and a trustee. Any indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. We have filed with the registration statement relating to the offered debt securities a form of indenture relating to our senior securities and a form of indenture relating to our senior subordinated securities and subordinated securities. The statements made in this prospectus relating to any indenture and the debt securities to be issued under any indenture are summaries of certain anticipated provisions of the indentures and do not purport to be complete. They are subject to, and are qualified in their entirety by reference to the indentures and the debt securities.

General

Our senior debt securities will rank equally with other indebtedness of ours that is not subordinated. If we issue subordinated debt securities, they will be subordinated to senior indebtedness, as defined in the applicable prospectus supplement, and may rank equally with any other subordinated indebtedness. They may, however, also be subordinated to senior subordinated securities. See “—Subordination” on page 14.

We may issue the debt securities without limit as to aggregate principal amount, in one or more series, in each case as we establish or one or more supplemental indentures provides. We need not issue all debt securities of one series at the same time. Unless we otherwise provide, we may reopen a series, without the consent of the holders of such series, for issuances of additional securities of that series.

We anticipate that any indenture will provide that we may, but need not, designate more than one trustee under an indenture, each with respect to one or more series of debt securities. Any trustee under any indenture may resign or be removed with respect to one or more series of debt securities, and we may appoint a successor trustee to act with respect to that series.

The applicable prospectus supplement will describe the specific terms relating to the series of debt securities we will offer, including, where applicable, the following:

•	the title and series designation and whether they are senior securities, senior subordinated securities or subordinated securities,

•	the aggregate principal amount of the securities,

•	the percentage of the principal amount at which we will issue the debt securities and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon maturity of the debt securities,

•	if convertible, the initial conversion price, the conversion period and any other terms governing such conversion,

•	the stated maturity date,

•	any fixed or variable interest rate or rates per annum,

•	the date from which interest may accrue and any interest payment dates,

•	any sinking fund requirements,

•	any provisions for redemption, including the redemption price and any remarketing arrangements,

•	whether the securities are denominated or payable in United States dollars or a foreign currency or units of two or more foreign currencies,

•	the events of default and covenants of such securities, to the extent different from those described in this prospectus,

•	whether we will issue the debt securities in certificated or book-entry form,

•	whether the debt securities will be in registered or bearer form and, if in registered form, the denominations if other than in even multiples of $1,000 and, if in bearer form, the denominations and terms and conditions relating thereto,

•	whether we will issue any of the debt securities in permanent global form and, if so, the terms and conditions, if any, upon which interests in the global security may be exchanged for the individual debt securities represented by the global security,

•	the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or any prospectus supplement,

•	whether we will pay additional amounts on the securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities instead of making this payment, and

•	the subordination provisions, if any, relating to the debt securities.

We may issue debt securities at less than the principal amount payable upon maturity. We refer to these securities as “original issue discount securities.” If material or applicable, we will describe in the applicable prospectus supplement special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities.

Except as described under “—Merger, Consolidation or Sale of Assets” on page 11 or as may be set forth in any prospectus supplement, an indenture will not contain any other provisions that would limit our ability to incur indebtedness or that would afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. You should review carefully the applicable prospectus supplement for information with respect to events of default and covenants applicable to the securities being offered.

Denominations, Interest, Registration and Transfer

Unless otherwise described in the applicable prospectus supplement, we will issue the debt securities of any series that are registered securities in denominations that are even multiples of $1,000, other than global securities, which may be of any denomination.

Unless otherwise specified in the applicable prospectus supplement, we will pay the interest, principal and any premium at the corporate trust office of the trustee. At our option, however, we may make payment of interest by check mailed to the address of the person entitled to the payment as it appears in the applicable register or by wire transfer of funds to that person at an account maintained within the United States.

If we do not punctually pay or duly provide for interest on any interest payment date, the defaulted interest will be paid either:

•	to the person in whose name the debt security is registered at the close of business on a special record date the applicable trustee will fix, or

•	in any other lawful manner, all as the applicable indenture describes.

You may have your debt securities divided into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. We call this an “exchange.”

You may exchange or transfer debt securities at the office of the applicable trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the “security registrar.” It will also perform transfers.

You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The security registrar will make the transfer or exchange only if it is satisfied with your proof of ownership.

Merger, Consolidation or Sale of Assets

Under any indenture, we are generally permitted to consolidate or merge with another company. We are also permitted to sell substantially all of our assets to another company, or to buy substantially all of the assets of another company. However, we may not take any of these actions unless all the following conditions are met:

•	If we merge out of existence or sell our assets, the other company must be a corporation, partnership or other entity organized under the laws of a State or the District of Columbia or under federal law. The other company must agree to be legally responsible for the debt securities.

•	The merger, sale of assets or other transaction must not cause a default on the debt securities. In addition, we must not already be in default, unless the merger or other transaction would cure the default. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

Events of Default and Related Matters

Events of Default.    The term “event of default” means any of the following:

•	We do not pay the principal or any premium on a debt security on its due date.

•	We do not pay interest on a debt security within 30 days of its due date.

•	We do not deposit any sinking fund payment on its due date.

•	We remain in breach of any other term of the applicable indenture for 60 days after we receive a notice of default stating we are in breach. Either the trustee or holders of 25% of the principal amount of debt securities of the affected series may send the notice.

•	We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

•	Any other event of default described in the applicable prospectus supplement occurs.

Remedies If an Event of Default Occurs.    If an event of default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. We call this a declaration of acceleration of maturity. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. At any time after the trustee or the holders have accelerated any series of debt securities, but before a judgment or decree for payment of the money due has been obtained, the holders of at least a majority in principal amount of the debt securities of the affected series may, under certain circumstances, rescind and annul such acceleration.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the applicable indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. We refer to this as an indemnity. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture, subject to certain limitations.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee written notice that an event of default has occurred and remains uncured.

•	The holders of at least 25% in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your security after its due date.

We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities, or else specifying any default.

Modification of an Indenture

There are three types of changes we can make to the indentures and the debt securities:

Changes Requiring Your Approval.    First, there are changes we cannot make to your debt securities without your specific approval. Following is a list of those types of changes:

•	change the stated maturity of the principal or interest on a debt security,

•	reduce any amounts due on a debt security,

•	reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default,

•	change the place or currency of payment on a debt security,

•	impair your right to sue for payment,

•	modify the subordination provisions, if any, in a manner that is adverse to you,

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend an indenture,

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of an indenture or to waive certain defaults, and

•	modify any other aspect of the provisions dealing with modification and waiver of an indenture.

Changes Requiring a Majority Vote.    The second type of change to an indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the debt securities. We require the same vote to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of an indenture or the debt securities listed in the first category described above under “—Changes Requiring Your Approval” unless we obtain your individual consent to the waiver.

Changes Not Requiring Approval.    The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the debt securities.

Further Details Concerning Voting.    When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

•	For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

•	For debt securities whose principal amount is not known, we will use a special rule for that security described in the applicable prospectus supplement. An example is if the principal amount is based on an index.

•	For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

Debt securities are not considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption or if we or one of our affiliates own them. Debt securities are also not eligible to vote if they have been fully defeased as described immediately below under “—Discharge, Defeasance and Covenant Defeasance—Full Defeasance.”

We are generally entitled to set any day as a record date for the purpose of determining the holders of outstanding securities entitled to vote or take other action under an indenture. If we set a record date, only persons who are holders of outstanding securities of the applicable series on the record date may vote or take the action. Moreover, the applicable holders must vote or take the action within 180 days following the record date or another period that we may specify. We may shorten or lengthen this period from time to time.

Discharge, Defeasance and Covenant Defeasance

Discharge.    We may discharge some obligations to holders of any series of debt securities that either have become due and payable or will become due and payable within one year, or scheduled for redemption within one year, by irrevocably depositing with the trustee, in trust, funds in the applicable currency in an amount sufficient to pay the debt securities, including any premium and interest.

Full Defeasance.    We can, under particular circumstances, effect a full defeasance of your series of debt securities. By this we mean we can legally release ourselves from any payment or other obligations on the debt securities if we put in place the following arrangements to repay you:

•	We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•	The current federal tax law must be changed or an IRS ruling must be issued permitting the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.

•	We must deliver to the trustee a legal opinion confirming the tax law change described above.

If we did accomplish full defeasance, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. You would also be released from any subordination provisions.

Covenant Defeasance.    Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the securities and you would be released from any subordination provisions. In order to achieve covenant defeasance, we must do the following:

•	We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•	We must deliver to the trustee a legal opinion confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

If we accomplish covenant defeasance, the following provisions of an indenture and the debt securities would no longer apply:

•	Any covenants applicable to the series of debt securities and described in the applicable prospectus supplement.

•	Any subordination provisions.

•	Certain events of default relating to breach of covenants and acceleration of the maturity of other debt set forth in any prospectus supplement.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if a shortfall in the trust deposit occurred. If one of the remaining events of default occurs, for example, our bankruptcy, and the debt securities become immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Subordination

We will set forth in the applicable prospectus supplement the terms and conditions, if any, upon which any series of senior subordinated securities or subordinated securities is subordinated to debt securities of another series or to other indebtedness of ours. The terms will include a description of:

•	the indebtedness ranking senior to the debt securities being offered,

•	the restrictions, if any, on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing,

•	the restrictions, if any, on payments to the holders of the debt securities being offered following an event of default, and

•	provisions requiring holders of the debt securities being offered to remit some payments to holders of senior indebtedness.

Global Securities

If so set forth in the applicable prospectus supplement, we may issue the debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with a depositary identified in the prospectus supplement. We may issue global securities in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to any series of debt securities will be described in the prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

The description below summarizes the more important terms of our capital stock. Because this section is a summary, it does not describe every aspect of the capital stock. This summary is subject to and qualified in its entirety by reference to the provisions of our Restated Certificate of Incorporation, as amended, including by any applicable certificates of designation. We refer to it as the restated certificate. We have incorporated by reference a copy of the restated certificate as an exhibit to the registration statement of which this prospectus is a part. This summary is subject to and qualified by reference to the description of the particular terms of your series of preferred stock described in the applicable prospectus supplement.

General

Our authorized capital stock consists of 20,000,000 shares of preferred stock, $.01 par value per share, 500,000,000 shares of Class A common stock, $.01 par value per share, 50,000,000 shares of Class B common stock, $.01 par value per share, and 10,000,000 shares of Class C common stock, $.01 par value per share.

Preferred Stock

General.    Our board of directors will determine the designations, preferences, limitations and relative rights of the 20,000,000 authorized and unissued shares of preferred stock. These include:

•	the distinctive designation of each series and the number of shares that will constitute the series,

•	the voting rights, if any, of shares of the series,

•	the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of the dividends, whether dividends will be cumulative, and the dates on which dividends are payable,

•	the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable,

•	the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series,

•	any preferential amount payable upon shares of the series upon our liquidation or the distribution of our assets,

•	if the shares are convertible, the price or rates of conversion at which, and the terms and conditions on which, the shares of the series may be converted into other securities, and

•	whether the series can be exchanged, at our option, into debt securities, and the terms and conditions of any permitted exchange.

The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could discourage an unsolicited acquisition proposal. In addition, the rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future.

The following description of the preferred stock sets forth some general terms and provisions of the preferred stock to which a prospectus supplement may relate. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our restated certificate, including any applicable certificates of designation, and our by-laws.

The prospectus supplement will describe the specific terms as to each issuance of preferred stock, including:

•	the number of shares of the preferred stock offered,

•	the offering price of the preferred stock,

•	the dividend rate, when dividends will be paid, or the method of determining the dividend rate if it is based on a formula or not otherwise fixed,

•	the date from which dividends on the preferred stock shall accumulate,

•	the provisions for any auctioning or remarketing, if any, of the preferred stock,

•	the provision, if any, for redemption or a sinking fund,

•	the liquidation preference per share,

•	any listing of the preferred stock on a securities exchange,

•	whether the preferred stock will be convertible and, if so, the security into which it is convertible and the terms and conditions of conversion, including the conversion price or the manner of determining it,

•	whether interests in the preferred stock will be represented by depositary shares as more fully described under “Description of Depositary Shares” on page 21.

•	a discussion of federal income tax considerations,

•	the relative ranking and preferences of the preferred stock as to dividend and liquidation rights,

•	any limitations on issuance of any preferred stock ranking senior to or on a parity with the series of preferred stock being offered as to dividend and liquidation rights,

•	any limitations on direct or beneficial ownership and restrictions on transfer, and

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

As described under “Description of Depositary Shares” on page 21, we may, at our option, elect to offer depositary shares evidenced by depositary receipts. If we elect to do this, each depositary receipt will represent a fractional interest in a share of the particular series of the preferred stock issued and deposited with a depositary. The applicable prospectus supplement will specify that fractional interest.

Rank.    Unless our board of directors otherwise determines and we so specify in the applicable prospectus supplement, we expect that the preferred stock will, with respect to dividend rights and rights upon liquidation, rank senior to all common stock.

Dividends.    Holders of preferred stock of each series will be entitled to receive cash and/or stock dividends at the rates and on the dates shown in the applicable prospectus supplement. Even though the preferred stock may specify a fixed dividend, our board of directors must declare those dividends and they may be paid only out of assets of legally available for payment. We will pay each dividend to holders of record as they appear on our stock transfer books on the record dates fixed by our board of directors. In the case of preferred stock represented by depositary receipts, the records of the depositary referred to under “Description of Depositary Shares” on page 21 will determine the persons to whom dividends are payable.

Dividends on any series of preferred stock may be cumulative or noncumulative, as provided in the applicable prospectus supplement. We refer to each particular series, for ease of reference, as the applicable series. Cumulative dividends will be cumulative from and after the date shown in the applicable prospectus supplement. If our board of directors fails to declare a dividend on any applicable series that is noncumulative, the holders will have no right to receive, and we will have no obligation to pay, a dividend in respect of the applicable dividend period, whether or not dividends on that series are declared payable in the future.

If the applicable series is entitled to a cumulative dividend, we may not declare, or pay or set aside for payment, any full dividends on any other series of preferred stock ranking, as to dividends, on a parity with or junior to the applicable series, unless we declare, and either pay or set aside for payment, full cumulative dividends on the applicable series for all past dividend periods and the then current dividend period. If the applicable series does not have a cumulative dividend, we must declare, and pay or set aside for payment, full dividends for the then current dividend period only. When dividends are not paid, or set aside for payment, in full upon any applicable series and the shares of any other series ranking on a parity as to dividends with the applicable series, we must declare, and pay or set aside for payment, all dividends upon the applicable series and any other parity series proportionately, in accordance with accrued and unpaid dividends of the several series. For these purposes, accrued and unpaid dividends do not include unpaid dividend periods on noncumulative preferred stock. No interest will be payable in respect of any dividend payment that may be in arrears.

Except as provided in the immediately preceding paragraph, unless we declare, and pay or set aside for payment, full cumulative dividends, including for the then current period, on any cumulative applicable series, we may not declare, or pay or set aside for payment, any dividends or other distributions upon common stock or any other capital stock ranking junior to or on a parity with the applicable series as to dividends or upon liquidation. The foregoing restriction does not apply to dividends or other distributions paid in common stock or other capital stock ranking junior to the applicable series as to dividends and upon liquidation.

If the applicable series is noncumulative, we need only declare, and pay or set aside for payment, the dividend for the then current period, before declaring dividends or distributions on common stock or junior or parity securities. In addition, under the circumstances that we could not declare a dividend, we may not redeem, purchase or otherwise acquire for any consideration any common stock or other parity or junior capital stock, except upon conversion into or exchange for common stock or other junior capital stock.

We may, however, make purchases and redemptions otherwise prohibited pursuant to certain redemptions or pro rata offers to purchase the outstanding shares of the applicable series and any other parity series of preferred stock.

We will credit any dividend payment made on an applicable series first against the earliest accrued but unpaid dividend due with respect to the series.

Redemption.    We may have the right or may be required to redeem one or more series of preferred stock, as a whole or in part, in each case upon the terms, if any, and at the times and at the redemption prices shown in the applicable prospectus supplement.

Liquidation Preference.    The applicable prospectus supplement will show the liquidation preference of the applicable series. Upon any voluntary or involuntary liquidation, before any distribution may be made to the holders of common stock or any other capital stock ranking junior in the distribution of assets upon any liquidation to the applicable series, the holders of that series will be entitled to receive, out of assets of ours legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference, plus an amount equal to all dividends accrued and unpaid. In the case of a noncumulative applicable series, accrued and unpaid dividends include only the then current dividend period. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. If liquidating distributions shall have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other capital stock ranking junior to the preferred stock upon liquidation, according to their rights and preferences and in each case according to their number of shares.

If, upon any voluntary or involuntary liquidation, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of an applicable series and the corresponding amounts payable on all shares of other capital stock ranking on a parity in the distribution of assets with that series, then the holders of that series and all other equally ranking capital stock shall share ratably in the distribution in proportion to the full liquidating distributions to which they would otherwise be entitled.

For these purposes, our consolidation or merger with or into any other corporation or other entity, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute our liquidation.

Voting Rights.    Holders of the preferred stock will not have any voting rights, except as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

Conversion Rights.    We will show in the applicable prospectus supplement the terms and conditions, if any, upon which you may, or we may require you to, convert shares of any series of preferred stock into common stock or any other class or series of capital stock will be shown. The terms will include the number of shares of common stock or other securities into which the shares are convertible, the conversion price, or the manner of determining it, the conversion period, provisions as to whether conversion will be at the option of the holders of the series or at our option, the events requiring an adjustment of the conversion price, and provisions affecting conversion upon the redemption of shares of the series.

Our Exchange Rights.    We will show in the applicable prospectus supplement the terms and conditions, if any, upon which we can require you to exchange shares of any series of preferred stock for junior subordinated debt or other debt securities. If an exchange is required, you will receive junior subordinated debt or other debt securities with a principal amount equal to the liquidation preference of the applicable series of preferred stock. The other terms and provisions of the junior subordinated debt or other debt securities will not be materially less favorable to you than those of the series of preferred stock being exchanged.

Common Stock

Dividends.    Holders of record of shares of common stock on the record date fixed by our board of directors are entitled to receive dividends as declared by our board of directors out of funds legally available for that purpose. No dividends may be declared or paid in cash or property on any share of any class of common stock, however, unless simultaneously the same dividend is declared or paid on each share of the other classes of common stock. Dividends in the form of shares of stock of any company, including our company or any of our subsidiaries, are excepted from that requirement. In that case, the shares may differ as to voting rights to the extent that voting rights then differ among the different classes of common stock. In the case of any dividend payable in shares of common stock, holders of each class of common stock are entitled to receive the same percentage dividend, payable in shares of that class, as the holders of each other class. Dividends and other distributions on common stock are also subject to the rights of holders of any series of preferred stock that may be outstanding from time to time and to the restrictions in our credit facilities. See “—Dividend Restrictions” on page 19.

Voting Rights.    Except as otherwise required by law and in the election of directors, and subject to the rights of holders of any series of preferred stock that may be outstanding from time to time, holders of shares of Class A common stock and Class B common stock have the exclusive voting rights and will vote as a single class on all matters submitted to a vote of the stockholders. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. The holders of the Class A common stock, voting as a separate class, have the right to elect two independent directors. The Class C common stock is nonvoting, except as otherwise required by Delaware corporate law.

Delaware corporate law requires the affirmative vote of the holders of a majority of the outstanding shares of any class or series of common stock to approve, among other things, a change in the designations, preferences and limitations of the shares of that class or series. The restated certificate, however, requires the affirmative vote of the holders of not less than 66 2/3% of the Class A common stock and Class B common stock, voting as a single class, to amend most of the provisions of the restated certificate, including those relating to the provisions of the various classes of common stock, indemnification of directors, exoneration of directors for certain acts and the super-majority provision.

The restated certificate:

•	limits the aggregate voting power of Steven B. Dodge and his controlled entities to 49.99% of the aggregate voting power of all shares of capital stock entitled to vote generally for the election of directors, less the voting power represented by the shares of Class B common stock acquired by Thomas H. Stoner, a director, and purchasers affiliated with him in a January 1998 private offering and owned by them or certain affiliates,

•	prohibits future issuances of Class B common stock, except upon exercise of then outstanding options and pursuant to stock dividends or stock splits,

•	limits transfers of Class B common stock to permitted transferees,

•	provides for automatic conversion of the Class B common stock to Class A common stock if the aggregate voting power of Mr. Dodge, Mr. Stoner and their respective controlled entities falls below 21.3%, and

•	requires the holders of a majority of Class A common stock to approve amendments adversely affecting the Class A common stock.

Conversion Provisions.    Shares of Class B common stock and Class C common stock are convertible, at any time at the option of the holder, on a share for share basis into shares of Class A common stock. The present owner of Class C common stock can convert that stock only upon the occurrence of a conversion event or with the consent of our board of directors. Shares of Class B common stock automatically convert into shares of Class A common stock upon any sale, transfer, assignment or other disposition other than (a) to permitted transferees, or (b) pursuant to pledges but not to the pledgee upon foreclosure. Permitted transferees include certain family members and other holders of Class B common stock.

Liquidation Rights.    Upon our liquidation, dissolution or winding up, the holders of each class of common stock are entitled to share ratably in all assets available for distribution after payment in full of creditors and payment in full to any holders of the preferred stock then outstanding of any amount required to be paid to them.

Other Provisions.    The holders of common stock are not entitled to preemptive or subscription rights. The shares of common stock presently outstanding are validly issued, fully paid and nonassessable.

In any merger, consolidation or business combination, the holders of each class of common stock must receive the identical consideration to that received by holders of each other class of common stock. However, if shares of capital stock or other securities of any other company are distributed, they may differ as to voting rights to the same extent that voting rights then differ among the different classes of our common stock.

No class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless, concurrently, the other classes of common stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Listing of Class A Common Stock.    Our Class A common stock is traded on the NYSE under the symbol “AMT.”

Transfer Agent and Registrar.    The transfer agent and registrar for our common stock is Harris Trust and Savings Bank, 311 West Monroe Street, Chicago, Illinois 60606. Its telephone number is (312) 461-4600.

Dividend Restrictions

Our credit facilities prohibit our borrower subsidiaries from paying cash dividends or distributions, or from purchasing or otherwise acquiring their capital stock or other equity interests. However,

beginning on April 15, 2004, if no default exists or would be created under the credit facilities, our borrower subsidiaries may pay cash dividends or make other distributions of up to 50% of excess cash flow, for the preceding calendar year.

Delaware Business Combination Provisions

Under Delaware corporate law, the holders of at least 66 2/3% of the voting stock not owned by the interested stockholder must approve certain business combinations, including the issuance of equity securities, between a Delaware corporation and the interested stockholder if it occurs within three years of the date the person became an interested stockholder. The voting requirement does not apply, however, if, before the acquisition, the corporation’s board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder. Interested stockholder means any person who owns, directly or indirectly, 15.0% or more of the voting power of the corporation’s shares of capital stock. The provision does not apply to Mr. Dodge because our board of directors approved the transaction pursuant to which he became an interested stockholder.

DESCRIPTION OF DEPOSITARY SHARES

General

The description shown below and in any applicable prospectus supplement of certain provisions of any deposit agreement and of the depositary shares and depositary receipts representing depositary shares does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of deposit agreement and depositary receipts relating to each applicable series of preferred stock. The deposit agreement and the depositary receipts contain the full legal text of the matters described in this section. We will file a copy of those documents with the SEC at or before the time of the offering of the applicable series of preferred stock. This summary also is subject to and qualified by reference to the description of the particular terms of your series of depositary shares described in the applicable prospectus supplement.

We may, at our option, elect to offer fractional interests in shares of preferred stock, rather than shares of preferred stock. If we exercise this option, we will appoint a depositary to issue depositary receipts representing those fractional interests. Preferred stock of each series represented by depositary shares will be deposited under a separate deposit agreement between us and the depositary. The prospectus supplement relating to a series of depositary shares will show the name and address of the depositary. Subject to the terms of the applicable deposit agreement, each owner of depositary shares will be entitled to all of the dividend, voting, conversion, redemption, liquidation and other rights and preferences of the preferred stock represented by those depositary shares.

The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Upon surrender of depositary receipts at the office of the depositary, and upon payment of the charges provided in and subject to the terms of the deposit agreement, a holder of depositary shares will be entitled to receive the shares of preferred stock underlying the surrendered depositary receipts.

Dividends and Other Distributions

A depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary receipts owned by the holders. Fractions will be rounded down to the nearest whole cent.

If the distribution is other than in cash, a depositary will be required to distribute property received by it to the record holders of depositary receipts entitled thereto, unless the depositary determines that it is not feasible to make the distribution. In that case, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

No distributions will be made on any depositary shares that represent preferred stock converted or exchanged. The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by us to holders of the preferred stock will be made available to holders of depositary shares. All distributions are subject to obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the depositary.

Withdrawal of Preferred Stock

You may receive the number of whole shares of your series of preferred stock and any money or other property represented by those depositary receipts after surrendering the depositary receipts at the corporate trust office of the depositary. Partial shares of preferred stock will not be issued. If the depositary shares that you surrender exceed the number of depositary shares that represent the number of whole shares of preferred stock you wish to withdraw, the depositary will deliver to you at the same time a new depositary receipt evidencing the excess number of depositary shares. Once you have withdrawn your preferred stock, you will not be entitled to re-deposit that preferred stock under the deposit agreement in order to receive depositary shares. We do not expect that there will be any public trading market for withdrawn shares of preferred stock.

Redemption of Depositary Shares

If we redeem a series of the preferred stock underlying the depositary shares, the depositary will redeem those shares from the redemption proceeds received by it. The depositary will mail notice of redemption not less than 30 and not more than 60 days before the date fixed for redemption to the record holders of the depositary receipts evidencing the depositary shares at their addresses appearing in the depositary’s books. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of the preferred stock. The redemption date for depositary shares will be the same as that of the preferred stock. If we are redeeming less than all of the depositary shares, the depositary will select the depositary shares for redemption by lot or pro rata as the depositary may determine.

After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed outstanding. All rights of the holders of the depositary shares and the related depositary receipts will cease at that time, except the right to receive the money or other property to which the holders of depositary shares were entitled upon redemption. Receipt of the money or other property is subject to surrender to the depositary of the depositary receipts evidencing the redeemed depositary shares.

Voting of the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the applicable preferred stock are entitled to vote, a depositary will be required to mail the information contained in the notice of meeting to the record holders of the applicable depositary receipts. Each record holder of depositary receipts on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by the holder’s depositary shares. The depositary will try, as practical, to vote the shares as you instruct. We will agree to take all reasonable action that the depositary deems necessary in order to enable it to do so. If you do not instruct the depositary how to vote your shares, the depositary will abstain from voting those shares.

Liquidation Preference

Upon our liquidation, whether voluntary or involuntary, each holder of depositary shares will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary shares, as shown in the applicable prospectus supplement.

Conversion or Exchange of Preferred Stock

The depositary shares will not themselves be convertible into or exchangeable for common stock, preferred stock or any of our other securities or property. Nevertheless, if so specified in the applicable prospectus supplement, the depositary receipts may be surrendered by holders to the applicable depositary with written instructions to it to instruct us to cause conversion of the preferred stock represented by the depositary shares. Similarly, if so specified in the applicable prospectus supplement, we may require you to surrender all of your depositary receipts to the applicable depositary upon our requiring the exchange of the preferred stock represented by the depositary shares into our debt securities. We will agree that, upon receipt of the instruction and any amounts payable in connection with the conversion or exchange, we will cause the conversion or exchange using the same procedures as those provided for delivery of preferred stock to effect the conversion or exchange. If you are converting only a part of the depositary shares, the depositary will issue you a new depositary receipt for any unconverted depositary shares.

Taxation

As owner of depositary shares, you will be treated for U.S. federal income tax purposes as if you were an owner of the series of preferred stock represented by the depositary shares. Therefore, you will be required to take into account for U.S. federal income tax purposes income and deductions to which you would be entitled if you were a holder of the underlying series of preferred stock. In addition:

•	no gain or loss will be recognized for U.S. federal income tax purposes upon the withdrawal of preferred stock in exchange for depositary shares as provided in the deposit agreement,

•	the tax basis of each share of preferred stock issued to you as exchanging owner of depositary shares will, upon exchange, be the same as the aggregate tax basis of the depositary shares exchanged for the preferred stock, and

•	if you held the depositary shares as a capital asset at the time of the exchange for preferred stock, the holding period for shares of the preferred stock will include the period during which you owned the depositary shares.

Amendment and Termination of a Deposit Agreement

We and the applicable depositary are permitted to amend the provisions of the depositary receipts and the deposit agreement. However, the holders of at least a majority of the applicable depositary shares then outstanding must approve any amendment that adds or increases fees or charges or prejudices an important right of holders. Every holder of an outstanding depositary receipt at the time any amendment becomes effective, by continuing to hold the receipt, will be bound by the applicable deposit agreement as amended.

Any deposit agreement may be terminated by us upon not less than 30 days’ prior written notice to the applicable depositary if a majority of each series of preferred stock affected by the termination consents to the termination. When that occurs, the depositary will be required to deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by the holder, the number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts, together with any other property held by the depositary with respect to the depositary receipts. In addition, a deposit agreement will automatically terminate if:

•	all depositary shares outstanding it shall have been redeemed,

•	there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation and the distribution shall have been made to the holders of depositary receipts evidencing the depositary shares underlying the preferred stock, or

•	each of the shares of related preferred stock shall have been converted or exchanged into securities not represented by depositary shares.

Charges of a Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of a deposit agreement. In addition, we will pay the fees and expenses of a depositary in connection with the initial deposit of the preferred stock and any redemption of preferred stock. However, holders of depositary receipts will pay any transfer or other governmental charges and the fees and expenses of a depositary for any duties the holders request to be performed that are outside of those expressly provided for in the applicable deposit agreement.

Resignation and Removal of Depositary

A depositary may resign at any time by delivering to us notice of its election to do so. In addition, we may at any time remove a depositary. Any resignation or removal will take effect when we appoint a successor depositary and it accepts the appointment. We must appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. A depositary must be a bank or trust company having its principal office in the United States that has a combined capital and surplus of at least $50 million.

Miscellaneous

A depositary will be required to forward to holders of depositary receipts any reports and communications from us that are received by it with respect to the related preferred stock.

Neither a depositary nor we will be liable if it is prevented from or delayed in performing its obligations under a deposit agreement by law or any circumstances beyond its control. Our obligations and those of the depositary under a deposit agreement will be limited to performing their duties in good faith and without gross negligence or willful misconduct. Neither we nor any depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or related preferred stock unless satisfactory indemnity is furnished. We and each depositary will be permitted to rely on written advice of counsel or accountants, on information provided by persons presenting preferred stock for deposit, by holders of depositary receipts, or by other persons believed in good faith to be competent to give the information, and on documents believed in good faith to be genuine and signed by a proper party.

If a depositary receives conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on the claims, requests or instructions received from us.

DESCRIPTION OF WARRANTS

We may issue, together with any other securities being offered or separately, warrants entitling the holder to purchase from or sell to us, or to receive from us the cash value of the right to purchase or sell, debt securities, preferred stock, depositary shares or common stock. We and a warrant agent will enter a warrant agreement pursuant to which the warrants will be issued. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. We will file a copy of the warrants and the warrant agreement with the SEC at or before the time of the offering of the applicable series of warrants.

In the case of each series of warrants, the applicable prospectus supplement will describe the terms of the warrants being offered thereby. These include the following, if applicable:

•	the offering price,

•	the number of warrants offered,

•	the securities underlying the warrants,

•	the exercise price, the procedures for exercise of the warrants and the circumstances, if any, that will deem the warrants to be automatically exercised,

•	the date on which the warrants will expire,

•	federal income tax consequences,

•	the rights, if any, we have to redeem the warrant,

•	the name of the warrant agent, and

•	the other terms of the warrants.

Warrants may be exercised at the appropriate office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before the exercise of warrants, holders will not have any of the rights of holders of the securities purchasable upon exercise and will not be entitled to payments made to holders of those securities.

The warrant agreements may be amended or supplemented without the consent of the holders of the warrants to which it applies to effect changes that are not inconsistent with the provisions of the warrants and that do not adversely affect the interests of the holders of the warrants. However, any amendment that materially and adversely alters the rights of the holders of warrants will not be effective unless the holders of at least a majority of the applicable warrants then outstanding approve the amendment. Every holder of an outstanding warrant at the time any amendment becomes effective, by continuing to hold the warrant, will be bound by the applicable warrant agreement as amended. The prospectus supplement applicable to a particular series of warrants may provide that certain provisions of the warrants, including the securities for which they may be exercisable, the exercise price, and the expiration date, may not be altered without the consent of the holder of each warrant.

PLAN OF DISTRIBUTION

We may sell the offered securities to one or more underwriters for public offering and sale by them. We may also sell the offered securities to investors directly or through agents. We will name any underwriter or agent involved in the offer and sale of the offered securities in the applicable prospectus supplement.

The distribution of offered securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the market prices, or at negotiated prices. In connection with the sale of offered securities, underwriters or agents may receive or be deemed to have received compensation from us or from purchasers in the form of underwriting discounts, concessions or commissions. Underwriters may sell offered securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or from purchasers.

We will show any underwriting compensation paid by us to underwriters or agents in connection with the offering of offered securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters. Any discounts, concessions and commissions received by them and any profit realized by them on resale of the offered securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase offered securities from us at the public offering price shown in the applicable prospectus supplement pursuant to contracts providing for payment and delivery on a future date or dates. Institutions with whom contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions. We are required to approve any contracts and the institutions that may become parties to them. Any contracts will be subject to the condition that the purchase by an institution of the offered securities will not at the time of delivery be prohibited under the law of any jurisdiction in the United States to which the institution is subject. If a portion of the offered securities is being sold to underwriters, the contract may also be subject to the condition that we will have sold to the underwriters the offered securities not sold for delayed delivery. The underwriters and the other persons will not have any responsibility in respect of the validity or performance of the contracts.

Unless otherwise specified in the related prospectus supplement, each series of offered securities, other than shares of Class A common stock, will be a new issue with no established trading market. Our Class A common stock is listed on the NYSE and traded under the symbol “AMT.” Any shares of Class A common stock sold pursuant to a prospectus supplement will be listed on the NYSE, subject to official notice of issuance. We may elect to list any other series or class of offered securities on an exchange or on the Nasdaq National Market, but are not obligated to do so. Any underwriters to whom offered securities are sold by us for public offering and sale may make a market in those offered securities. Underwriters will not be obligated to make any market, however, and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any offered securities.

Certain of the underwriters and their affiliates may engage in transactions with and perform services for us in the ordinary course of business for which they receive compensation.

The specific terms and manner of sale of the offered securities will be shown or summarized in the applicable prospectus supplement.

VALIDITY OF THE OFFERED SECURITIES

Sullivan & Worcester LLP, Boston, Massachusetts, will pass upon the validity of the offered securities for us. As of June 1, 2000, Norman A. Bikales, a member of the firm of Sullivan & Worcester LLP, owned 11,000 shares of our Class A common stock and 41,490 shares of Class B common stock and had options to purchase 20,000 shares of Class A common stock at $10.00 per share and 25,000 shares of Class A common stock at $23.813 per share. Mr. Bikales and other partners and associates of that firm serve as secretary or assistant secretaries of us and certain of our subsidiaries.

EXPERTS

The consolidated financial statements of American Tower Corporation incorporated in this prospectus by reference from American Tower Corporation’s annual report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

We are incorporating the following financial statements by reference in this prospectus from our Form 8-K dated March 30, 2000:

•	The consolidated financial statements of UNIsite, Inc. and subsidiaries as of December 31, 1999 and 1998 and for the three years ended December 31, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

•	The consolidated financial statements of ICG Satellite Services, Inc. and subsidiary as of November 30, 1999 and for the eleven months ended November 30, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. You may also review a copy of the registration statement at the SEC’s regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can review our SEC filings and the registration statement by accessing the SEC’s Internet site at http://www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Statements in this prospectus regarding the contents of any contract or other document may not be complete. You should refer to the copy of the contract or other document filed as an exhibit to the registration statement. Later information filed with the SEC will update and supersede information we have included or incorporated by reference in this prospectus.

We incorporate by reference the documents listed below and any filings made after the date of the original filing of the registration statement of which this prospectus is a part made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed or terminated:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 1999,

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000,

•	our Current Reports on Form 8-K dated January 28, 2000, January 31, 2000, February 9, 2000, February 24, 2000, March 14, 2000, March 30, 2000, April 13, 2000, May 15, 2000, May 23, 2000 and June 12, 2000, and

•	the description of our Class A common stock contained in our registration statement on Form 8-A (File No. 001-14195), filed on June 4, 1998.

We will provide you with a copy of the information we have incorporated by reference, excluding exhibits other than those to which we specifically refer. You may obtain this information at no cost by writing or telephoning us at: 116 Huntington Avenue, Boston, Massachusetts 02116, (617) 375-7500, Attention: Director of Investor Relations.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS

Prospectus Supplement

12,400,000 Shares

American Tower Corporation

Class A Common Stock

Goldman, Sachs & Co.

Bear, Stearns & Co. Inc.

Credit Suisse First Boston

Raymond James

RBC Capital Markets